Filed Pursuant to Rule Number 424(b)(3)
Registration No.: 333-151532

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.
SUPPLEMENT NO. 1 DATED JULY 8, 2011
TO PROSPECTUS DATED MAY 2, 2011

This prospectus supplement (“Supplement No. 1”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company,” “we” or “us”) dated May 2, 2011 (the “Prospectus”). This Supplement No. 1 dated July 8, 2011, supplements, modifies or supersedes certain information contained in the Prospectus and must be read in conjunction with the Prospectus. This Supplement No. 1 forms a part of, and must be accompanied by, the Prospectus.

The primary purposes of this Supplement No.1 are to:

1.	Describe the current status of the offering;
2.	Disclose that ICON Securities Corp. (“ICON Securities”) has become the dealer manager of the offering pursuant to an assignment and amendment of the Dealer Manager Agreement between us and Lightstone Securities;
3.	Update regarding recent adverse business developments affecting the sponsor’s prior program and non-program properties;
4.	Update and clarify our plan of distribution; and
5.	Update certain financial information as of and for the three months ended March 31, 2011 including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, dated May 13, 2011.

Current Status of the Offering

As of May 31, 2011, we had received aggregate gross offering proceeds of $37.6 million from the sale of 3.8 million shares, representing net proceeds to us of $30.3 million.

Compensation Paid to Affiliates and certain Non-Affiliates

As of May 31, 2011, we had paid and/or accrued the following fees in connection with the offering: (i) sales commissions to third parties in the amount of $2.7 million and (ii) dealer manager fees to affiliated parties in the amount of $2.1 million. Through May 31, 2011, organizational and offering expenses in the amount of $2.6 million were paid and/or accrued.

The disclosure under the heading “Prospectus Summary — Terms of the Offering” beginning on page 1 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by replacing the disclosure in the first two paragraphs in its entirety with the following:

Terms of the Offering

We are offering a maximum of 51,000,000 shares of our common stock in this offering. We are offering these shares on a best efforts basis through the dealer manager at $10.00 per share, subject to volume discounts in some cases. An offering on a best efforts basis is one in which the securities dealers participating in the offering are under no obligation to purchase any of the securities being offered and, therefore, no specified number of securities are guaranteed to be sold and no specified amount of money is guaranteed to be raised from the offering. Assuming we sell 51,000,000 shares in this offering, the organization and offering expenses, including selling commissions and the dealer manager fee, are expected to be approximately $56,600,000. We have sold and will continue to sell subordinated general partner participation units in Lightstone Value Plus REIT II LP, our Operating Partnership, which we refer to as the “subordinated profits interests,” to Lightstone SLP II LLC. Our sponsor may elect to purchase subordinated profits interests with either cash or an interest in real property of equivalent value. The proceeds received from the cash sale of subordinated profits interests, if any, will be used to pay the dealer manager fees and selling commissions. If our sponsor elects to purchase subordinated profits interests with interests in properties, a majority of our Board of Directors (including a majority of our independent directors) will determine the value of the interest based on an appraisal obtained by a qualified independent real estate appraiser concerning the underlying property.

On June 30, 2010 and December 29, 2010, respectively, through our Operating Partnership, we entered into Contribution Agreements with Lightstone Holdings LLC (“LGH”), a majority owned subsidiary of our sponsor, pursuant to which LGH contributed to our Operating Partnership 26.25% and 8.163% respectively of the equity interests in Brownmill LLC (“Brownmill”) in order to fulfill our sponsor’s commitment as described above. As a result, we have an aggregate 34.413% equity interest in Brownmill as of March 31, 2011.

The disclosure under the heading “Prospectus Summary — Wholesaling Agreement” beginning on page 3 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by replacing the disclosure in its entirety by the following:

Assignment and Amendment of Dealer-Manager Agreement

Effective July 8, 2011, ICON Securities became our dealer manager pursuant to the Assignment and Amendment of the Dealer Manager Agreement between us and Lightstone Securities. All references to the dealer manager in this prospectus will be deemed to refer to ICON Securities.

The disclosure under the heading “Prospectus Summary — Actual and Estimated Use of Proceeds of this Offering” beginning on page 8 of the Prospectus is hereby revised by replacing the disclosure in its entirety by the following:

Estimated Use of Proceeds of this Offering

The amounts listed in the table below represent our estimates concerning the use of the maximum offering proceeds under two scenarios. The table does not give effect to the sale of any shares of common stock under our distribution reinvestment program. Our estimates may not accurately reflect the actual receipt or application of the maximum offering proceeds.

The first estimated scenario, “Maximum Offering Amount,” assumes we sell the maximum of 51,000,000 shares in this offering at $10 per share. The second estimated scenario, “Maximum Offering Amount, Assuming Maximum Leverage,” assumes that we sell the maximum of 51,000,000 shares in this offering at $10 per share and that we maintain the maximum leverage of 75% of the aggregate fair market value of our properties.

We will pay all organization and other offering expenses in connection with this offering, except that we will use (i) the portion of the dealer manager fee that is not reallowed to participating broker dealers and

(ii) the remaining proceeds from the sale of our subordinated profits interests to pay such expenses to the extent that we do not pay dealer manager fees and selling commissions up to 10% of our gross offering proceeds.

Additionally, for each of the estimated scenarios presented in the table we have not given effect to the following:

•	any special sales or volume discounts which could reduce selling commissions; or
•	that our sponsor may continue to elect to contribute interests in real property in lieu of cash in exchange for subordinated profits interests.

	Maximum Offering Amount	Percent	Maximum Offering Amount, Assuming Maximum Leverage	Percent
Gross offering proceeds	$510,000,000	100.00%	$510,000,000	100.00%
Less offering expenses
Selling commissions and dealer manager fee	$51,000,000	10.00%	$51,000,000	10.00%
Organization and other offering expenses	$5,600,000	1.10%	$5,600,000	1.10%
Amount available for investment before sale of subordinated profits interests to sponsor	$453,400,000	88.90%	$453,400,000	88.90%
Add proceeds from cash sale of subordinated profits interests to sponsor and contributions of property to the Operating Partnership	$51,000,000	10.00%	$51,000,000	10.00%
Total proceeds after cash sale of subordinated profits interests to sponsor to be contributed to the Operating Partnership	$504,400,000	98.90%	$504,400,000	98.90%
Less acquisition costs
Acquisition fees	$4,813,650	0.94%	$19,254,600	3.78%
Acquisition expenses	$2,280,150	0.45%	$6,080,400	1.19%
Less initial working capital reserves	$2,550,000	0.50%	$2,550,000	0.50%
Total proceeds available for investment	$494,756,200	97.01%	$476,515,000	93.43%

The disclosure under the heading “Prospectus Summary — Compensation” beginning on page 13 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby replaced in its entirety as follows:

Compensation

We pay our advisor, Property Managers, dealer manager, The Lightstone Group and their affiliates fees and reimburse certain expenses for services rendered to us. Outlined below are the most significant items of compensation. For a more complete explanation of the fees and expenses, as well as the restrictions on compensation, see the sections captioned “Compensation Table” and “Compensation Restrictions.”

•	Acquisition Fee: Our advisor will be paid an acquisition fee in an amount equal to 0.95% of the gross contract purchase price (including any mortgage assumed) of the property purchased. Our advisor will also be reimbursed for expenses incurred in connection with purchase of the property. The acquisition fee and expenses for any particular property, including amounts payable to affiliates, will not exceed, in the aggregate, 5% of the gross contractual purchase price (including any mortgage assumed) of the property acquired. From our inception through March 31, 2011, we incurred and paid approximately $218,099 of acquisition fees to our advisor. Assuming we achieve the maximum offering, we currently estimate that the acquisition fees paid to our advisor will be approximately $4.8 million, or $19.3 million with maximum leverage of 75%.
•	Property Management Fees: Our Property Managers and unaffiliated third party property managers have been and will continue to be paid monthly management fees of 5% of the gross revenues from our residential and retail properties, up to 4.5% of gross revenues from our office and industrial properties and up to 5% of revenues from our hotel properties. In addition, we may pay our Property Managers a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area. The actual amounts of future property management fees are dependent upon results of operations and, therefore, cannot be determined at the present time.
•	Asset Management Fee: Our advisor will be paid an asset management fee of 0.95% of average invested assets. Average invested assets means the average of the aggregate book value of our assets invested in equity interests in, and loans secured by, real estate before reserves for depreciation or bad debt or other similar non-cash reserves. We will compute the average invested assets by taking the average of these book values at the end of each month during the quarter for which we are calculating the fee. From our date of inception through March 31, 2011, we incurred and paid approximately $157,301 of asset management fees to our advisor. The actual amount of the future asset management fees depends on the cost of the average invested assets at the time and, therefore, cannot be determined at the present time.
•	Distributions From Operating Cash Flow to Lightstone SLP II LLC:
•	We will first distribute cash available for distribution to the holders of our common stock until these holders have received distributions equal to a cumulative non-compounded return of 7% per year on their net investment. “Net investment” refers to $10 per share, less a pro rata share of any proceeds received from the sale or refinancing of properties. Until this 7% threshold is reached, our Operating Partnership will not pay to Lightstone SLP II LLC any distributions with respect to the subordinated profits interests. After the first 7% threshold is reached, our Operating Partnership will make all of its distributions to Lightstone SLP II LLC until that entity receives an amount equal to a cumulative non-compounded return of 7% per year on the price of the subordinated profits interests. Commencing with the quarter ended December 31, 2009, our Board of Directors has declared regular quarterly distributions at the Annualized Distribution Rate. Because the Annualized Distribution Rate equals a 6.5% annualized rate based on the share price of $10.00, no distributions have been made to Lightstone SLP II LLC with respect to subordinated profits interests.
•	After this second 7% threshold is reached and until the holders of our common stock have received distributions in an amount equal to a cumulative non-compounded return of 12% per year on their net investment (including, for the purpose of the calculation of such amount, the amounts equaling a 7% return on their net investment described in immediately preceding paragraph), 70% of the aggregate amount of any additional distributions by our Operating Partnership will be payable to us (and the limited partners entitled to such distributions under the terms of the operating partnership’s operating agreement), which we will distribute to the holders of our common stock, and 30% of such amount will be payable by our Operating Partnership to Lightstone SLP II LLC. After this 12% threshold is reached, 60% of the aggregate amount of any additional distributions by our Operating Partnership will be payable to us (and the limited partners entitled to such distributions under the terms of the operating partnership’s operating agreement), which we will distribute to the holders of our common stock, and 40% of such amount will be payable by our Operating Partnership to Lightstone SLP II LLC.
•	Liquidation Distributions to Lightstone SLP II LLC:
•	Distributions in connection with our liquidation will be made initially to us, which we will distribute to holders of our common stock, until these holders have received liquidation distributions equal to their initial investment plus a cumulative non-compounded return of 7% per year on their net investment. “Net investment” refers to $10 per share, less a pro rata share of any proceeds received from the sale or refinancing of properties. Until this initial investment plus 7% threshold is reached, our Operating Partnership will not pay to Lightstone SLP II LLC any special liquidation distribution in connection with our liquidation. After the first 7% threshold is reached, Lightstone SLP II LLC will receive special liquidation distributions with respect to the purchase price of the subordinated profits interests that it received in exchange for agreeing to pay dealer manager fees and selling commissions until it receives an amount equal to the purchase price of the subordinated profits interests plus a cumulative non-compounded return of 7% per year on the purchase price of those interests.
•	After this second 7% threshold is reached and until the holders of our common stock have received an amount equal to their initial investment plus a cumulative non-compounded return of 12% per year on their net investment (“net investment” refers to $10 per share, less a pro rata share of any proceeds received from the sale or refinancing of properties) (including, for the purpose of the calculation of such amount, the amounts described in paragraph (i) of this section), 70% of the aggregate amount of any additional distributions by our Operating Partnership will be payable to us (and the limited partners entitled to such distributions under the terms of the Operating Partnership’s operating agreement), which we will distribute to the holders of our common stock, and 30% of such amount will be payable by our Operating Partnership to Lightstone SLP II LLC.
•	After this 12% threshold is reached, 60% of the aggregate amount of any additional distributions by our Operating Partnership will be payable to us (and the limited partners entitled to such distributions under the terms of the Operating Partnership’s operating agreement), which we will distribute to the holders of our common stock, and 40% of such amount will be payable by our Operating Partnership to Lightstone SLP II LLC.

There are also a number of other smaller items of compensation and expense reimbursement that our advisor, our sponsor or any of our sponsor’s affiliates may receive. The table set forth below briefly outlines certain additional fees in connection with the offering, but should not be relied on as a complete description of all the terms of all of such fees. For a more complete explanation of the fees and expenses, please see the section of this prospectus captioned “Compensation Table.”

Type of Compensation and Recipient	Method of Compensation	Actual and Estimated Maximum Dollar Amount
Organizational and Offering Stage
Selling commissions paid to participating broker-dealers and dealer manager fees paid to ICON Securities.	Up to 7% of gross offering proceeds for commissions paid to participating broker-dealers.	We have incurred approximately $2.5 million of selling commissions from our inception through March 31, 2011. We currently estimate selling commissions of approximately $35.7 million if the maximum offering is sold.
	Up to 3% of gross offering proceeds before reallowance to participating broker-dealers. ICON Securities, in its sole discretion, may reallow all or any portion of its dealer manager fee of up to 3% of the gross offering proceeds to be paid to such participating broker-dealers.	We have incurred approximately $2.1 million of dealer manager fees from our inception through March 31, 2011. We currently estimate dealer manager fees of approximately $15.3 million if the maximum offering is sold.
We have sold and will continue to sell subordinated profits interests of our Operating Partnership to Lightstone SLP II LLC and will use the cash sale proceeds, if any, to pay selling commissions and dealer manager fees.

Type of Compensation and Recipient	Method of Compensation	Actual and Estimated Maximum Dollar Amount
Organization and other offering expenses.	We will pay all organization and other offering expenses in connection with this offering, except we will use the proceeds from (i) the portion of dealer manager fee that is not reallowed to participating broker dealers and (ii) the cash sale of our subordinated profits interests, if any, to pay such expenses to the extent that we do not pay dealer manager fees and selling commissions up to 10% of our gross proceeds.	From our inception through March 31, 2011, we incurred and paid approximately $2.4 million of organization and other offering expenses, including approximately $1.7 million of reimbursements to our advisor. We currently estimate organization and other offering expenses of approximately $5.6 million if the maximum offering is sold.
If the selling commissions and dealer manager fees exceed 10% of the proceeds raised in the offering and, due to unforeseen circumstances the offering abruptly terminates after receiving the minimum subscription proceeds, the excess will be paid by the dealer manager without recourse to us.

The selling commissions paid to unaffiliated broker-dealers and the dealer manager fee are unsubordinated payments that we are contractually obligated to make regardless of our sale of the subordinated profits interests. In a separate agreement Lightstone SLP II LLC has committed to purchase subordinated profits interests semiannually at a price of $100,000 for each $1,000,000 in subscriptions that we accept until the earlier of (i) we achieve the maximum offering or (ii) the offering expires February 17, 2012. Our sponsor may elect to purchase subordinated profits interests for cash or may contribute interests in real property of equivalent value. The proceeds received from the cash sale of subordinated profits interests, if any, will be used to pay the dealer manager fees and selling commissions. If our sponsor elects to purchase subordinated profits interests with interests in real properties, a majority of our Board of Directors (including a majority of our independent directors) will determine the value of the interest based on an appraisal obtained by a qualified independent real estate appraiser concerning the underlying value of the property. If our sponsor elects to contribute interests in real property in exchange for subordinated profits interests, we would own real property interests valued at the time of contribution at $51,000,000 if we achieve the maximum offering, in each case without paying any acquisition fees or acquisition expenses. Any subordinated profits interests purchased with the sponsor’s interest in real property may have property level secured indebtedness to which our purchase may be subject. In determining the value of such interests, the Board of Directors will consider our individual and portfolio leverage limitations, the maturity date and interest rate of any such indebtedness and the current state of the real estate debt markets at the time of such purchase in determining the value of such property.

In consideration of its purchase of subordinated profits interests, Lightstone SLP II LLC will receive an interest in our regular and liquidation distributions. See “Compensation Table — Subordinated Payments.” These distributions to Lightstone SLP II LLC are always subordinated to our stockholders’ receipt of a stated preferred return and are unrelated to the payments to our dealer manager and unaffiliated soliciting dealers discussed above.

The “Actual and Estimated Use of Proceeds of this Offering” section beginning on page 82 of the Prospectus is hereby replaced in its entirety as follows:

ESTIMATED USE OF PROCEEDS OF THIS OFFERING

The amounts listed in the table below represent estimates concerning the use of the maximum offering proceeds under two scenarios. The table amounts do not give effect to the sale of any shares of common stock under our distribution reinvestment program. Our estimates may not accurately reflect the actual receipt or application of the maximum offering proceeds.

The first estimated scenario, the “Maximum Offering Amount,” assumes we sell the maximum of 51,000,000 shares in this offering at $10 per share. The second estimated scenario, the “Maximum Offering Amount, Assuming Maximum Leverage,” assumes that we sell the maximum of 51,000,000 shares in this offering at $10 per share and that we maintain the maximum leverage of 75% of the aggregate fair market value of our properties.

We will pay all organization and other offering expenses in connection with this offering, except that we will use (i) the portion of the dealer manager fee that is not reallowed to participating broker dealers and (ii) the remaining proceeds from the sale of our subordinated profits interests to pay such expenses to the extent that we do not pay dealer manager fees and selling commissions up to 10% of our gross offering proceeds.

Additionally, for each of the estimated scenarios presented in the table we have not given effect to the following:

•	any special sales or volume discounts which could reduce selling commissions; or
•	that our sponsor may continue to elect to contribute interests in real property in lieu of cash in exchange for subordinated profits interests.

	Maximum Offering Amount	Percent	Maximum Offering Amount, Assuming Maximum Leverage	Percent
Gross offering proceeds	$510,000,000	100.00%	$510,000,000	100.00%
Less offering expenses(1)
Selling commissions and dealer manager fee(2)	$51,000,000	10.00%	$51,000,000	10.00%
Organization and other offering expenses(2)	$5,600,000	1.10%	$5,600,000	1.10%
Amount available for investment before sale of subordinated profits interests to sponsor(3)	$453,400,000	88.90%	$453,400,000	88.90%
Proceeds from cash sale of subordinated profits interests to sponsor and contributions of property to the Operating Partnership	$51,000,000	10.00%	$51,000,000	10.00%
Total proceeds after sale of subordinated profits interests to sponsor to be contributed to the Operating Partnership	$504,400,000	98.90%	$504,400,000	98.90%
Less acquisition costs
Acquisition fees(4)	$4,813,650	0.94%	$19,254,600	3.78%
Acquisition expenses(5)	$2,280,150	0.45%	$6,080,400	1.19%
Less initial working capital reserves	$2,550,000	0.50%	$2,550,000	0.50%
Total proceeds available for investment(6)(7)	$494,756,200	97.01%	$476,515,000	93.43%

(1)	All dealer manager fees and selling commissions will be paid with the proceeds from the sale of subordinated profits interests to Lightstone SLP II LLC, if our sponsor elects to purchase subordinated profits interests for cash. Lightstone SLP II LLC will purchase subordinated profits interests of our Operating Partnership at a cost of $100,000 per unit, the purchase price of which will be repaid only after stockholders receive a stated preferred return and their net investment. These subordinated profits interests will also entitle Lightstone SLP II LLC to a portion of any regular distributions made by the Operating Partnership, but only if our stockholders receive a 7% preferred return. Our sponsor will pay the dealer manager fees and selling commissions to the extent that such fees and commissions exceed the proceeds from the sale of the subordinated profits interests to Lightstone SLP II LLC. From our inception through March 31, 2011, our sponsor elected to contribute equity interests totaling 34.413% in Brownmill in exchange for 33 subordinated profits interests with aggregate value of $3.3 million. Our sponsor may continue to elect to contribute interests in real property in lieu of cash in exchange for subordinated profits interests. We will pay dealer manager fees and selling commissions with proceeds from this offering to the extent that our sponsor elects to contribute interests in real property in exchange for subordinated profits interests.
(2)	Includes selling commissions generally equal to 7% of aggregate gross offering proceeds and a dealer manager fee equal to 3% of aggregate gross offering proceeds and the payment of all organization and other offering expenses of approximately 1.10% of aggregate gross offering proceeds. See “Plan of Distribution — Volume Discounts” for a description of volume discounts. From our inception through March 31, 2011, we incurred and paid approximately $2.4 million of organization and other offering expenses. We currently expect to incur approximately $5.6 million of organization and other offering expenses, if we achieve the maximum offering. We expect a portion of these fees to be paid with the portion of the dealer manager fee that is not reallowed to participating broker dealers. We pay selling commissions of up to 7% of gross offering proceeds to unaffiliated broker-dealers participating in this offering attributable to the amount of shares sold by them. In addition, ICON Securities may reallow all or any portion of its dealer manager fee to participating dealers in the aggregate amount of up to 3% of gross offering proceeds to be paid to such participating dealers as marketing fees, based upon such factors as the volume of sales of such participating dealers, the level of marketing support provided by such participating dealers and the assistance of such participating dealers in marketing the offering, or to reimburse representatives of such participating dealers for the costs and expenses of attending our educational conferences and seminars. Effective July 8, 2011, ICON Securities became the dealer manager of this offering. See “Management — Assignment and Amendment of Dealer Manager Agreement” section appearing elsewhere in this prospectus. The amount of selling commissions may be reduced under certain circumstances for volume discounts. See the “Plan of Distribution” section of this prospectus for a description of such provisions.
(3)	Until required in connection with the acquisition and development of properties, substantially all of the net proceeds of the offering and, thereafter, our working capital reserves may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our Board of Directors.
(4)	Acquisition fees do not include acquisition expenses. Acquisition fees exclude any construction fee paid to a person who is not our affiliate in connection with construction of a project after our acquisition of the property.
(5)	Acquisition expenses include legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real estate properties, whether or not acquired. For purposes of the estimated maximum amounts in this table, we have assumed expenses of 0.45% of average invested assets; however, expenses on a particular acquisition may be higher. Acquisition fees and expenses for any particular property will not exceed, in the aggregate, 5% of the gross contractual purchase price (including any mortgage assumed) of the property acquired.
(6)	We may pay distributions from offering proceeds if we have not generated sufficient cash flow from our operations to fund distributions. Our ability to pay regular distributions and the size of these distributions will depend upon a variety of factors. If we pay such distributions from offering proceeds then we will have less offering proceeds available for investment. From our inception through March 31, 2011, we have paid approximately $0.9 million out of offering proceeds to fund cash distributions to our shareholders. As we invest the offering proceeds, we believe that we will, over time, generate excess funds from operations to cover these distributions paid out of offering proceeds.

(7)	If our sponsor elects to contribute interests in real property of an equivalent value in lieu of cash, we will have less total proceeds available for investment. Assuming our sponsor does not purchase any subordinated profits interests with cash, the total proceeds available for investment will be approximately $444 million if we achieve the maximum offering and approximately $426 million if we achieve the maximum offering assuming maximum leverage. However, we would own real property interests valued at approximately $51.0 million at the time of contribution if we achieve the maximum offering without paying acquisition fees or acquisition expenses. From our inception through March 31, 2011, our sponsor elected to contribute equity interests totaling 34.413% in Brownmill in exchange for 33 subordinated profits interests with an aggregate value of $3.3 million.

Organization and Other Offering Expenses

The term “organization and other offering expenses” in the Prospectus means the actual legal, accounting, printing and other accountable offering expenses, other than selling commissions and the dealer manager fee, including, but not limited to, amounts to reimburse our advisor for marketing, salaries and direct expenses of its employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock to be sold in connection with this offering, which shall include, but not be limited to, development of marketing materials and marketing presentations and coordinating generally the marketing process for this offering in addition to certain oversight costs. We will pay all organization and other offering expenses in connection with this offering, except we will use the proceeds from (i) the portion of the dealer manager fee that is not reallowed to participating broker dealers and (ii) the cash sale of our subordinated profits interests, if any, to pay such expenses to the extent that we do not pay dealer manager fees and selling commissions up to 10% of our gross proceeds.

The disclosure under the heading “Recent Adverse Business Developments — General” beginning on page 91 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by replacing the disclosure in the second paragraph in its entirety with the following:

After an analysis of these factors, taking into account the dislocation in the credit markets, the valuation of the affected assets, the increased costs of borrowing and the fact that certain properties are not generating sufficient cash flow to cover their fixed costs, the sponsor has elected to stop making payments on certain debt obligations for certain Program Properties and Non-Program Properties, as described below. The aggregate amount of these outstanding debt obligations is $3.8 million. Unless otherwise indicated, these loans are nonrecourse obligations. The sponsor believes that preservation of capital is paramount given the limited access to the credit markets and a global recession. These actions are not reflected in the performance data for the Program Properties and Non-Program Properties listed below. Because the sponsor’s outstanding defaults represent a small part of its portfolio and outstanding mortgage indebtedness, the sponsor does not anticipate any adverse effects as a result of these defaults. In the future, lenders may further tighten their lending standards and may require a larger equity contribution from the sponsor, but this effect likely will emanate from the prevailing market conditions and not from one default or a series of defaults from a borrower. The sponsor does not anticipate that it will resume payments on these debt obligations; however, the sponsor may negotiate the terms of the loans with the lenders and any decision to resume payments will be based on various considerations, including current market conditions, the amount of debt on the property, the property’s cash flows and interest expense. The sponsor does not anticipate investing in further capital improvements to these properties, which may result in the properties becoming less desirable to potential tenants. If the properties cannot retain existing tenants or attract new tenants, the cash flow generated from these properties will decline.

The disclosure under the heading “Recent Adverse Business Developments — Non-Program Properties” beginning on page 92 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by replacing the disclosure in the fifth paragraph in its entirety with the following:

The sponsor decided to stop infusing additional capital to fund the debt obligations on a mortgage loan secured by a four-property industrial portfolio located in Pennsylvania known as SFN PA Portfolio. The portfolio had been generating negative cash flows since 2006, and as a result the sponsor decided to discontinue its debt service payments on the mortgage loan beginning in July 2009. The outstanding principal balance on the loan was approximately $30.1 million as of December 2009. These four properties were sold in a sheriff’s sale between March 28, 2011 and June 1, 2011 thereby concluding the foreclosure process as a result of which the sponsor no longer has any ownership interests in these properties.

The disclosure under the heading “Recent Adverse Business Developments — Additional Adverse Business Developments — Extended Stay Hotels” beginning on page 93 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by inserting the following disclosure after the fourth paragraph:

The transaction pursuant to which Extended Stay emerged from bankruptcy discussed below included the appointment of a Litigation Trustee charged with pursuant claims in the name of Extended Stay for the benefit of its creditors. In June 2011, the Litigation Trustee filed a number of lawsuits against the seller, the buyer and the lending banks that were party to the original 2007 acquisition of Extended Stay, and most of its officers and directors. The lawsuits allege that the 2007 acquisition was a fraudulent conveyance and various breaches fiduciary duty. David Lichtenstein, Peyton H. Owen, Jr., Bruno de Vinck and Joseph E. Teichman are all defendants in these suits. Each of the aforementioned defendants believe the suits to be entirely without merit and does not anticipate them to result in any loss.

The disclosure under the heading “Management – Our Dealer Manager” on page 107 of the Prospectus is hereby replaced in its entirety with the following:

MANAGEMENT

Our Dealer Manager

ICON Securities, our dealer manager, is registered under the applicable federal and state securities laws and is qualified to do business as a securities broker-dealer throughout the United States. It does not make sales directly to retail customers or maintain customer accounts. It is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and has qualified as a broker-dealer in all 50 states.

We will pay selling commissions of up to 7% of gross offering proceeds to participating broker-dealers. ICON Securities will provide wholesale marketing support in connection with this offering. We may also pay to ICON Securities a dealer manager fee of up to 3% of gross offering proceeds before reallowance to participating broker-dealers. ICON Securities, in its sole discretion, may reallow a portion of its dealer manager fee of up to 3% of the gross offering proceeds to be paid to such participating broker-dealers.

Set forth below is a table that demonstrates the approximate compensation that will be paid to our dealer manager.

		Maximum Cash Sales of Subordinated Profits Interests(1)	No Cash Sales of Subordinated Profits Interests
	Per Unit
Price to public	$10.00	$510,000,000	$510,000,000
Selling commissions paid by us	(0.70)	(35,700,000)	(35,700,000)
Selling commissions funded using proceeds from sale of subordinated profits interests	0.70	35,700,000	—
Dealer manager fee paid by us	(0.30)	(15,300,000)	(15,300,000)
Dealer manager fee funded using cash proceeds from sale of subordinated profits interests(1)	0.24	12,000,000	—
Proceeds to Lightstone Value Plus Real Estate Investment Trust II, Inc.	$9.94	$506,700,000	$459,000,000

(1)	From our inception through March 31, 2011, our sponsor elected to contribute equity interests totaling 34.413% in Brownmill in exchange for 33 subordinated profits interests with an aggregate value of $3.3 million, respectively. For purposes of estimating the dealer manager fees that will be funded using cash proceeds from the sale of subordinated profits interests, we are reflecting such non-cash activity through March 31, 2011 and assuming that our sponsor does not elect to continue to contribute interests in real property in lieu of cash in exchange for subordinated profits interests. However, our sponsor may continue to elect to contribute interests in real property in lieu of cash in exchange for subordinated profits interests in which case we will pay dealer manager fees and selling commissions with proceeds from this offering to the extent that our sponsor elects to contribute interests in real property in exchange for subordinated profits interests.

The disclosure under the heading “Management – Wholesaling Agreement” on page 108 of the Prospectus is hereby replaced in its entirety with the following:

Assignment and Amendment of Dealer Manager Agreement

Effective July 8, 2011, ICON Securities became our dealer manager pursuant to the Assignment and Amendment of the Dealer Manager Agreement between us and Lightstone Securities. All references to the dealer manager in this prospectus will be deemed to refer to ICON Securities.

The “Selected Financial Data” section beginning on page 142 of the Prospectus is superseded in its entirety as follows:

SELECTED FINANCIAL DATA

The following selected consolidated and combined financial data are qualified by reference to and should be read in conjunction with our Consolidated Financial Statements and Notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,		As of December 31, 2008 and for the Period April 28, 2008 (date of inception) through December 31,
	2011	2010	2010	2009	2008
Operating Data:
Revenues	$693,829	$—	$—	$—	$—
Net loss	$(545,502)	$(95,537)	$(780,488)	$(248,368)	$—
Less: net loss attributable to noncontrolling interest	$1,605	$10	$45	$42	$—
Net loss applicable to Company’s common shares	$(543,897)	$(95,527)	$(780,443)	$(248,326)	$—
Basic and diluted loss per Company’s common shares	$(0.15)	$(0.06)	$(0.31)	$(0.98)	$—
Total distributions declared	$577,291	$248,422	$1,631,413	$157,177	$—
Weighted average common shares outstanding – basic and diluted	3,598,484	1,639,055	2,539,994	254,632	—
Balance Sheet Data:
Total assets	$30,924,447	$14,597,190	$29,535,244	$10,395,455	$202,000
Long-term obligations	$—	$—	$—	$—	$—
Company’s stockholder’s equity	$25,613,543	$13,217,897	$24,918,338	$7,557,007	$200,000
Other financial data:
Funds from operations (FFO) attributable to Company’s common shares(1)	$(365,654)	$(95,527)	$(391,411)	$(248,326)	$—

(1)	We consider Funds from Operations, or FFO, a widely accepted and appropriate measure of performance for a REIT. FFO provides a non-GAAP supplemental measure to compare our performance and operations to other REIT’s. Due to certain unique operating characteristics of real estate companies, The National Association of Real Estate Investment Trusts, Inc. (NAREIT) has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustment for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the

NAREIT definition of computing FFO. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for reconciliation of FFO non-GAAP measurement to net loss applicable to common shares.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient.

We believe that FFO is helpful to stockholders and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year over year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which is not immediately apparent from net income. By providing FFO, we present information that reflects how our management analyzes our long-term operating activities.

The “Management’s Discussion and Analysis of Our Financial Condition and Results of Operations” section beginning on page 143 of the Prospectus is superseded in its entirety as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking statements are those that are not historical in nature. They can often be identified by their inclusion of words such as “will,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar expressions. Any projection of revenues, earnings or losses, capital expenditures, distributions, capital structure or other financial terms is a forward-looking statement.

Our forward-looking statements are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to us. Some statements contained in this “Management’s Discussion and Analysis of Our Financial Condition and Results of Operation” and elsewhere in this prospectus constitute forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things:

•	our limited operating history;
•	your inability to review the assets that we will acquire with the net proceeds of this offering;
•	changes in interest rates;
•	potential impacts of our leveraging policies on our net income and cash available for distribution;
•	risks associated with borrowings secured by our properties;
•	competition for tenants and customers;
•	federal, state or local regulations;
•	adverse changes in general economic or local conditions;
•	competition for property acquisitions with third parties that have greater financial resources than ours;
•	inability of lessees to meet financial obligations;
•	uninsured losses;
•	risks of failing to maintain our qualification as a REIT; and
•	potential conflicts of interest between ourselves and our affiliates, including the advisor.

You should read the following discussion along with our financial statements and the related notes included in this prospectus.

Overview

Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Lightstone REIT” or “Company”) intends to acquire and operate commercial, residential and hospitality properties, principally in North America. Principally through the Lightstone Value Plus REIT II, LP, (the “Operating Partnership”), our acquisitions may include both portfolios and individual properties. We expect that our commercial holdings will consist of retail (primarily multi-tenanted shopping centers), lodging, industrial and office properties and that our residential properties located either in or near major metropolitan areas.

Capital required for the purchase of real estate and real estate related investments will be obtained from the public offering of up to 51.0 million common shares for $10 per share, and from any indebtedness that we may incur in connection with the acquisition of any real estate and real estate related investments thereafter. A Registration Statement on Form S-11 covering our public offering was declared effective under the Securities Act of 1933 on February 17, 2009. The offering commenced on April 24, 2009 and will continue until the earlier of (i) we achieve the maximum offering or (ii) the offering expires on February 17, 2012. We are dependent upon the net proceeds from the Offering to conduct our proposed activities.

We do not have employees. We entered into an Advisory agreement dated February 17, 2009 with Lightstone Value Plus REIT II LLC, a Delaware limited liability company, which we refer to as the “Advisor,” pursuant to which the Advisor supervises and manages our day-to-day operations and selects our real estate and real estate related investments, subject to oversight by our Board of Directors. We pay the Advisor fees for services related to the investment and management of our assets, and we will reimburse the Advisor for certain expenses incurred on our behalf.

Acquisitions and Investment Strategy

We have made and intend to continue to make direct or indirect real estate investments that will satisfy our primary investment objectives of preserving capital, paying regular cash distributions and achieving appreciation of our assets over the long term. The ability of our Advisor to identify and execute investment opportunities at a pace consistent with the capital raised through our Offering will directly impact our financial performance.

Through our Operating Partnership, we will seek to acquire and operate commercial, residential, and hospitality properties, principally in North America. Our commercial holdings will consist of retail (primarily multi-tenanted shopping centers), lodging, industrial and office properties. We may acquire and operate all such properties alone or jointly with another party. In addition, we may invest up to 20% of its net assets in collateralized debt obligations, commercial mortgage-backed securities (“CMBS”) and mortgage and mezzanine loans secured, directly or indirectly, by the same types of properties which we may acquire directly.

The following summarizes the acquisitions and investments we have completed since our inception (see “Specific Investments” section appearing elsewhere in this prospectus for additional information):

Through March 31, 2011, our Operating Partnership acquired three real estate-related assets. During 2009, the Operating Partnership acquired for approximately $1.7 million a 32.42% Class D Member Interest in HG CMBS Finance, LLC (“HGF”), a real estate limited liability company that primarily invests in CMBS, which were sold by HGF during 2010. During 2010, we acquired a mortgage loan, which we believe to be fully collateralized by a limited service hotel, and obtained an aggregate 34.413% equity interest in Brownmill LLC (“Brownmill”), which owns two retail properties. On January 19, 2011, we acquired a 95% joint venture interest in a 125-suite limited service extended-stay hotel located in Harahan, Louisiana from an unrelated third party for approximately $11.4 million. On March 21, 2011, we acquired a 20% joint venture interest in a 366-room, eight-story, full service hotel and 65,000 square foot water park located in Danvers, Massachusetts from an unrelated third-party for approximately $2.0 million.

Current Environment

Our operating results as well as our investment opportunities are impacted by the health of the North American economies. Our business and financial performance may be adversely affected by current and future economic conditions, such as a reduction in the availability of credit, financial markets volatility, and recession.

U.S. and global credit and equity markets have recently undergone significant disruption, making it difficult for many businesses to obtain financing on acceptable terms or at all. As a result of this disruption, in general there has been an increase in the costs associated with the borrowings and refinancing as well as limited availability of funds for refinancing. If these conditions continue or worsen, our cost of borrowing may increase and it may be more difficult to finance investment opportunities in the short term.

We are not aware of any other material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from the acquisition and operation of real estate and real estate related investments, other than those referred to herein.

Portfolio Summary (as of March 31, 2011)

Retail	Location	Year Built	Leasable Square Feet	Percentage Occupied as of March 31, 2011	Annualized Revenues based on rents at March 31, 2011
Unconsolidated Affiliated Real Estate Entity:
Brownmill LLC (2 retail properties)	Old Bridge and Vauxhall, New Jersey	1962	156,002	88%	$2.7 million

Hospitality	Location	Year Built	Year to Date Available Rooms	Percentage Occupied for the Period Ended March 31, 2011	Revenue per Available Room through March 31, 2011
Wholly-Owned Hospitality Property:
Towne Place Suites	Harahan, Louisiana	2000	9,000	73%	$75
Unconsolidated Affiliated Hospitality Real Estate Entity:
LVP CP Boston, LLC	Danvers, Massachusetts	1978	4,053	38%	$34

Critical Accounting Estimates and Policies

General.

Our consolidated financial statements included in this prospectus include our accounts and the Operating Partnership (over which we exercise financial and operating control). All inter-company balances and transactions have been eliminated in consolidation.

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of our financial statements requires us to make estimates and judgments about the effects of matters or future events that are inherently uncertain. These estimates and judgments may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates, including contingencies and litigation. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable in the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

To assist in understanding our results of operations and financial position, we have identified our critical accounting policies and discussed them below. These accounting policies are most important to the portrayal of our results and financial position, either because of the significance of the financial statement items to which they relate or because they require management’s most difficult, subjective or complex judgments.

Revenue Recognition and Valuation of Related Receivables.

Our revenue, which will be comprised largely of rental income, will include rents that tenants pay in accordance with the terms of their respective leases reported on a straight-line basis over the initial term of the lease. Since our leases may provide for rental increases at specified intervals, straight-line basis accounting requires us to record as an asset, and include in revenue, unbilled rent that we only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. Accordingly, we will determine, in our judgment, to what extent the unbilled rent receivable applicable to each specific tenant is collectible. We review unbilled rent receivables on a quarterly basis and take into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collection of unbilled rent with respect to any given tenant is in doubt, we will record an increase in our allowance for doubtful accounts or will record a direct write-off of the specific rent receivable, which will have an adverse effect on our net income for the year in which the allowance is increased or the direct write-off is recorded and decrease our total assets and stockholders’ equity.

In addition, we defer the recognition of contingent rental income, such as percentage rents, until the specific target which triggers the contingent rental income is achieved. Cost recoveries from tenants are included in tenant reimbursement income in the period the related costs are incurred.

Investments in Real Estate.

We record investments in real estate at cost and capitalize improvements and replacements when they extend the useful life or improve the efficiency of the asset. We expense costs of repairs and maintenance as incurred. We compute depreciation using the straight-line method over the estimated useful lives of our real estate assets, which are approximately 39 years for buildings and improvements, 5 to 10 years for equipment and fixtures and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

We make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

When circumstances such as adverse market conditions indicate a possible impairment of the value of a property, we review the recoverability of the property’s carrying value. The review of recoverability is based on our estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. Our forecast of these cash flows considers factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the property.

We make subjective assessments as to whether there are impairments in the values of our investments in real estate. We evaluate our ability to collect both interest and principal related to any real estate related investments in which we invest. If circumstances indicate that such investment is impaired, we reduce the carrying value of the investment to its net realizable value. Such reduction in value is reflected as a charge to operations in the period in which the determination is made.

Real Estate Purchase Price Allocation.

When we make an investment in real estate, the fair value of the real estate acquired is allocated to the acquired tangible assets, consisting of land, building and tenant improvements, identified intangible assets and liabilities, consisting of the value of above-market and below-market leases for acquired in-place leases and the value of tenant relationships, and certain liabilities such as assumed debt and contingent liabilities, based in each case on their fair values. Purchase accounting is applied to assets and liabilities related to real estate entities acquired based upon the percentage of interest acquired. Fees incurred related to acquisitions are expensed as incurred within general and administrative costs within the consolidated statements of operations. Transaction costs incurred related to our investment in unconsolidated real estate entities, accounted for under the equity method of accounting, are capitalized as part of the cost of the investment.

Upon acquisition of real estate operating properties, we estimate the fair value of acquired tangible assets and identified intangible assets and liabilities, assumed debt and contingent liabilities at the date of acquisition, based upon an evaluation of information and estimates available at that date. Based on these estimates, we allocate the initial purchase price to the applicable assets, liabilities and noncontrolling interests, if any. As final information regarding fair value of the assets acquired and liabilities assumed and noncontrolling interests is received and estimates are refined, appropriate adjustments will be made to the purchase price allocation. The allocations will be finalized within twelve months of the acquisition date. We may utilize independent appraisals to assist in determining fair values.

We allocate the purchase price of an acquired property to tangible assets based on the estimated fair values of those tangible assets assuming the building was vacant. We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize capitalized above-market lease values as a reduction of rental income over the remaining non-cancelable terms of the respective leases. We amortize any capitalized below-market lease values as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

We measure the aggregate value of other intangible assets acquired based on the difference between (1) the property valued with existing in-place leases adjusted to market rental rates and (2) the property valued as if vacant. The fair value of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which will be avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based upon independent appraisals and management’s consideration of current market costs to execute similar leases. These direct costs are included in intangible lease assets in the accompanying consolidated balance sheet and are amortized over the remaining terms of the respective lease. The value of customer relationship intangibles are amortized to expense over the initial term in the respective leases, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

Investments in Unconsolidated Real Estate Entities.

We evaluate investments in other real estate entities for consolidation. We consider the percentage interest in the joint venture, evaluation of control and whether a variable interest entity exists when determining if the investment qualifies for consolidation.

Under the equity method, the investment is recorded initially at cost, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. The net income or loss of each investor is allocated in accordance with the provisions of the applicable operating agreements of the real estate entities. The allocation provisions in these agreements may differ from the ownership interest held by each investor. Differences between the carrying amount of our investment in the respective joint venture and our share of the underlying equity of such unconsolidated entities are amortized over the respective lives of the underlying assets as applicable. These items are reported as a single line item in the consolidated statements of operations as income or loss from investments in unconsolidated affiliated real estate entities. Under the cost of accounting, the investment is recorded initially at cost, and subsequently adjusted for cash contributions and distributions resulting from any capital events. Dividends earned from the underlying entities are recorded as interest income.

On a quarterly basis, we assess whether the value of our investments in unconsolidated real estate entities has been impaired. An investment is impaired only if management’s estimate of the fair value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. The ultimate realization of our investment in partially owned entities is dependent on a number of factors including the performance of that entity and market conditions. If we determine that a decline in the value of a partially owned entity is other than temporary, we record an impairment charge.

Accounting for Derivative Financial Investments and Hedging Activities.

We may enter into derivative financial instrument transactions in order to mitigate interest rate risk on a related financial instrument. We may designate these derivative financial instruments as hedges and apply hedge accounting. We will record all derivative instruments at fair value on the consolidated balance sheet.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, will be considered cash flow hedges. We will formally document all relationships between hedging instruments and hedged items, as well as our risk- management objective and strategy for undertaking each hedge transaction. We will periodically review the effectiveness of each hedging transaction, which involves estimating future cash flows. Cash flow hedges will be accounted for by recording the fair value of the derivative instrument on the consolidated balance sheet as either an asset or liability, with a corresponding amount recorded in other comprehensive income (loss) within stockholders’ equity. Amounts will be reclassified from other comprehensive income (loss) to the consolidated statement of operations in the period or periods the hedged forecasted transaction affects earnings. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, will be considered fair value hedges. The effective portion of the derivatives gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

Accounting for Organization and Other Offering Costs.

Selling commissions and dealer manager fees paid to the Dealer Manager, and other third-party offering expenses such as registration fees, due diligence fees, marketing costs, and professional fees, are accounted for as a reduction against additional paid-in capital. Any organization costs are expensed to general and administrative costs.

Inflation

We will be exposed to inflation risk as income from long-term leases is expected to be the primary source of our cash flows from operations. Our long-term leases are expected to contain provisions to mitigate the adverse impact of inflation on our operating results. Such provisions will include clauses entitling us to receive scheduled base rent increases and base rent increases based upon the consumer price index. In addition, our leases are expected to require tenants to pay a negotiated share of operating expenses, including maintenance, real estate taxes, insurance and utilities, thereby reducing our exposure to increases in cost and operating expenses resulting from inflation.

Treatment of Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest

Management of our operations is outsourced to our Advisor and certain other affiliates of our Sponsor. Fees related to each of these services are accounted for based on the nature of such service and the relevant accounting literature. Fees for services performed that represent our period costs are expensed as incurred. Such fees include acquisition fees associated with the purchase of interests in real estate entities; asset management fees paid to our Advisor and property management fees paid to our Property Managers. These fees are expensed or capitalized to the basis of acquired assets, as appropriate.

Our Property Managers may also perform fee-based construction management services for both our re-development activities and tenant construction projects. These fees will be considered incremental to the construction effort and will be capitalized to the associated real estate project as incurred. Costs incurred for tenant construction will be depreciated over the shorter of their useful life or the term of the related lease. Costs related to redevelopment activities will be depreciated over the estimated useful life of the associated project.

Leasing activity at our properties has also been outsourced to our Property Managers. Any corresponding leasing fees we pay will be capitalized and amortized over the life of the related lease.

Expense reimbursements made to both our Advisor and Property Managers will be expensed or capitalized to the basis of acquired assets, as appropriate.

Lightstone SLP II, LLC, which is majority owned and controlled by our sponsor, has purchased and will continue to purchase subordinated general partner participation units (“Subordinated Profits Interests”) in our Operating Partnership at a cost of $0.1 million per unit. Lightstone SLP II, LLC may elect to purchase the Subordinated Profits Interests with either cash or an interest in real property of equivalent value. These

Subordinated Profits Interests, the purchase price of which will be repaid only after stockholders receive a stated preferred return and their net investment, will entitle Lightstone SLP II, LLC to a portion of any regular distributions made by our Operating Partnership. Such distributions will always be subordinated until stockholders receive a stated preferred return. The cash proceeds, if any, received from the sale of the Subordinated Profits Interests will be used to offset payments made by us from offering proceeds to pay the dealer manager fees, selling commissions and organization and other offering costs. Through March 31, 2011, Lightstone SLP II, LLC had purchased 33 units of Subordinated Profits Interests by contributing an aggregate 34.413% equity interest it owned in Brownmill.

Income Taxes

We elected to be taxed as a REIT in conjunction with the filing of our 2009 U.S. federal income tax return. If we remain qualified as a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute currently to our stockholders. To maintain our REIT qualification, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding any net capital gain. If we fail to remain qualified for taxation as a REIT in any subsequent year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify as a REIT. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders.

As of December 31, 2010 and 2009, we had no material uncertain income tax positions and our net operating loss carry forward was zero. The tax years subsequent to 2007 remain open to examination by the major taxing jurisdictions to which we are subject. Additionally, even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to some U.S. federal, state and local taxes on our income and property and to U.S. federal income taxes and excise taxes on our undistributed income.

To maintain our qualification as a REIT, we engage in certain activities through LVP Acquisitions Corp. (“LVP Corp”), a wholly-owned taxable TRS. As such, we are subject to U.S. federal and state income and franchise taxes from these activities.

Results of Operations

We commenced operations on October 1, 2009 upon the release of our offering proceeds from escrow.

For the Three Months Ended March 31, 2011 vs. March 31, 2010

Consolidated

	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010	$ Change
Rental revenue	$693,829	$—	$693,829
Property operating expenses	311,627	—	311,627
Real estate taxes	26,185	—	26,185
General and administrative costs	710,054	151,252	558,802
Depreciation and amortization	54,778	—	54,778
Total operating expenses	1,102,644	151,252	951,392
Operating loss	(408,815)	(151,252)	(257,563)

Operating Loss

The increase in rental revenue, property operating expenses, real estate taxes, general and administrative costs, depreciation and amortization and the resulting operating loss is attributable to the TownePlace Suites Hotel, which was acquired on January 19, 2011. The Company had no investment property with operating results for the three months ended March 31, 2010.

Interest Income

Interest income was $9,151 for the three months ended March 31, 2011 compared to $55,715 for the same period in 2010. Our interest income in the 2010 period was attributable to interest earned on our equity investment in HG CMBS Finance, LLC, which was sold in October 2010.

Loss from Investments in Unconsolidated Affiliated Real Estate Entities

Our loss from investments in unconsolidated affiliated real estate entities for the three months ended March 31, 2011 was $150,431 compared to zero during the three months ended March 31, 2010. Our loss from investments in unconsolidated affiliated real estate entities in the 2011 period are attributable to our investments in (i) Brownmill (26.25% and 8.163% interests acquired effective April 1, 2010 and October 1, 2010, respectively) and (ii) the CP Boston Joint Venture (20% interest acquired on March 21, 2011), which we account for under the equity method of accounting. We did not own any investments in unconsolidated affiliated real estate entities during the three months ended March 31, 2010.

Noncontrolling interests

The loss allocated to noncontrolling interests relates to (i) the interest in the Operating Partnership held by our Sponsor and (ii) membership interests held by others in the TownePlace Suites Hotel, which was acquired on January 19, 2011.

Financial Condition, Liquidity and Capital Resources

Overview:

For the three months ended March 31, 2011, our primary source of funds was from $1.9 million proceeds from our public offering, net of commissions and offering costs paid during the period. We are dependent upon the net proceeds to be received from our public offering to conduct our proposed activities. The capital required to purchase real estate investments will be obtained from our offering and from any indebtedness that we may incur in connection with the acquisition and operations of any real estate investments thereafter.

We intend to utilize leverage in acquiring our properties. The number of different properties we will acquire will be affected by numerous factors, including, the amount of funds available to us. When interest rates on mortgage loans are high or financing is otherwise unavailable on terms that are satisfactory to us, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time.

Our sources of funds in the future will primarily be the net proceeds of our offering, operating cash flows and borrowings. We believe that these cash resources will be sufficient to satisfy our cash requirements for the foreseeable future, and we do not anticipate a need to raise funds from other than these sources within the next twelve months.

We currently have no outstanding debt under any financing facilities and have not identified any sources of debt financing. We intend to limit our aggregate long-term permanent borrowings to 75% of the aggregate fair market value of all properties unless any excess borrowing is approved by a majority of the independent directors and is disclosed to our stockholders. Market conditions will dictate the overall leverage limit; as such our aggregate long-term permanent borrowings may be less than 75% of aggregate fair market value of all properties. We may also incur short-term indebtedness, having a maturity of two years or less.

Our charter provides that the aggregate amount of borrowing, both secured and unsecured, may not exceed 300% of net assets in the absence of a satisfactory showing that a higher level is appropriate, the approval of our board of directors and disclosure to stockholders. Net assets means our total assets, other than intangibles, at cost before deducting depreciation or other non-cash reserves less our total liabilities, calculated at least quarterly on a basis consistently applied. Any excess in borrowing over such 300% of net assets level must be approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report to stockholders, along with justification for such excess. Market conditions will dictate the overall leverage limit; as such our aggregate borrowings may be less than 300% of net assets.

Borrowings may consist of single-property mortgages as well as mortgages cross-collateralized by a pool of properties. Such mortgages may be put in place either at the time we acquire a property or subsequent to our purchasing a property for cash. In addition, we may acquire properties that are subject to existing indebtedness where we choose to assume the existing mortgages. Generally, though not exclusively, we intend to seek to encumber our properties with debt, which will be on a non-recourse basis. This means that a lender’s rights on default will generally be limited to foreclosing on the property. However, we may, at our discretion, secure recourse financing or provide a guarantee to lenders if we believe this may result in more favorable terms. When we give a guaranty for a property owning entity, we will be responsible to the lender for the satisfaction of the indebtedness if it is not paid by the property owning entity.

In general the type of financing executed by us to a large extent will be dictated by the nature of the investment and current market conditions. For long-term real estate investments, it is our intent to finance the acquisition using long-term fixed rate debt. However there may certain types of investments and market circumstances which may result in variable rate debt being the more appropriate choice of financing. To the extent floating rate debt is used to finance the purchase of real estate, management will evaluate a number of protections against significant increases in interest rates, including the purchase of interest rate caps instruments.

We may also obtain lines of credit to be used to acquire properties. These lines of credit will be at prevailing market terms and will be repaid from offering proceeds, proceeds from the sale or refinancing of properties, working capital or permanent financing. Our Sponsor or its affiliates may guarantee the lines of credit although they will not be obligated to do so. We may draw upon the lines of credit to acquire properties pending our receipt of proceeds from our initial public offering. We expect that such properties may be purchased by our Sponsor’s affiliates on our behalf, in our name, in order to minimize the imposition of a transfer tax upon a transfer of such properties to us.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Advisor, our Dealer Manager, and our Property Manager during the various phases of our organization and operation. During our organizational and offering stage, these payments include payments to our Dealer Manager for selling commissions and the dealer manager fee, and payments to our Advisor for the reimbursement of organizational and offering costs. During the acquisition and development stage, these payments will include asset acquisition fees and asset management fees, and the reimbursement of acquisition related expenses to our Advisor. During the operational stage, we will pay our Property Manager a property management fee and our Advisor an asset management fee. We will also reimburse our Advisor and its affiliates for actual expenses it incurs for administrative and other services provided to us. Additionally, the Operating Partnership may be required to make distributions to Lightstone SLP II LLC, an affiliate of the Advisor.

The following table represents the fees incurred associated with the payments to our Advisor and our Property Manager:

	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010
Acquisition fees	$127,402	$—
Asset management fees	58,839	4,014
Total	$186,241	$4,014

In addition, total selling commissions and dealer fees incurred during the three ended March 31, 2011 and 2010 were $0.2 million and $0.6 million, respectively.

Summary of Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below:

	For the Three Months Ended March 31,
	2011	2010
Cash flows used in operating activities	$(931,563)	$(356,394)
Cash flows used in investing activities	(14,177,283)	—
Cash flows provided by financing activities	1,964,924	4,395,057
Net change in cash and cash equivalents	(13,143,922)	4,038,663
Cash and cash equivalents, beginning of the period	18,177,250	8,596,008
Cash and cash equivalents, end of the period	$5,033,328	$12,634,671

Our principal source of cash flow was derived from the net offering proceeds received. In the future, we intend to acquire properties which will provide a relatively consistent stream of cash flow that provides us with resources to fund operating expenses, debt service and quarterly distributions.

Our principal demands for liquidity currently are acquisition and development activities as well as costs associated with our public offering. The principal sources of funding for our operations are currently the issuance of equity securities.

Operating activities

During the three months ended March 31, 2011, net cash used in operating activities was $0.9 million compared to $0.4 million for three months ended March 31, 2010. The net cash used in operating activities during the 2011 period primarily related to our net loss of $0.5 million offset by non cash expenses of $0.2 million and the increase in prepaid expenses and other assets as well as the decrease in accounts payable and other accrued expenses of approximately $0.8 million.

Investing activities

Net cash used in investing activities during the three months ended March 31, 2011 was $14.2 million compared to zero during the three months ended March 31, 2010. The net cash used in investing activities during the 2011 period reflects our purchase of a TownePlace Suites Hotel for $12.2 million as well as our purchase of a 20% interest in CP Boston for $2.0 million.

Financing activities

Net cash provided by financing activities was $2.0 million during the three months ended March 31, 2011 compared to $4.4 million during the three months ended March 31, 2010. The net cash provided by financing activities during the 2011 period primarily consists of proceeds from the issuance of our common stock of $2.2 million and a contribution from the non-controlling interest of approximately $0.7 million partially offset by the payment of selling commissions, dealer manager fees and other offering costs of $0.4 million and distributions to common stockholders of $0.3 million.

CP Boston Property Improvements

The CP Boston Property was purchased “as is” and it is currently expected that approximately $10.0 million (of which approximately $2.0 million is the Company’s proportionate share) of additional renovations and improvements will be funded proportionately by the owners of CP Boston Joint Venture subsequent to the acquisition.

We believe that these cash resources will be sufficient to satisfy our cash requirements for the foreseeable future, and we do not anticipate a need to raise funds from other than these sources within the next twelve months.

Contractual Obligations

None

Funds from Operations and Modified Funds from Operations

In addition to measurements defined by GAAP, our management also considers funds from operations (“FFO”) and modified funds from operations (“MFFO”), each as described below, as supplemental measures of our performance. We present FFO and MFFO because we consider them important supplemental measures of our operating performance and believe they are frequently used by investors and other interested parties in the evaluation of REITS, many of which present FFO and MFFO when reporting their results.

FFO is generally considered to be an appropriate supplemental non-GAAP measure of the performance of REIT. FFO is defined by the National Association of Real Estate Investment Trusts, Inc (“NAREIT”) as net earnings before depreciation and amortization of real estate assets, gains or losses on dispositions of real estate, (including such non-FFO items reported in discontinued operations). Notwithstanding the widespread reporting of FFO, changes in accounting and reporting rules under GAAP that were adopted after NAREIT’s definition of FFO have prompted a significant increase in the magnitude of non- operating items included in FFO. For example, acquisition expenses, acquisition fees and financing fees, which we intend to fund from the proceeds of our Offering and which we do not view as an expense of operating a property, are now deducted as expenses in the determination of GAAP net income. As a result, we intend to consider a modified FFO, or MFFO, as a supplements measure when assessing our operating performance. We intend to explain all modifications to FFO and to reconcile MFFO to FFO and FFO to GAAP net income when presenting MFFO information.

Our MFFO has been determined in accordance with the Investment Program Association (“IPA”) definition of MFFO and may not be comparable to MFFO reported by other non listed REITs or traded REITs that do not define the term in accordance with the current IPA definition or that interpret the current IPA definition differently. Our MFFO is FFO excluding straight-line rental revenue, gain on sale of unconsolidated real estate entity and acquisition-related costs expensed. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. MFFO may provide investors with a useful indication of our future performance and the sustainability of our current distribution policy upon completion of the acquisition period. However, because MFFO excludes the effects of acquisition costs, which are an important component in the analysis of the historical performance of an asset, MFFO should not be construed as a historic performance measure.

Our calculation of MFFO will exclude the following items and as a result will have the following limitations with its use as compared to net income/(loss):

•	Other non-cash charges not related to the operating performance or our properties. Straight-line rent adjustment, gain on sale of unconsolidated real estate entity and other non-cash charges, if any, may be excluded from MFFO if we believe these charges are not useful in the evaluation of our operating performance. Although these charges will be included in the calculation, and result in an increase or decrease, of net income (loss), these charges are adjustments excluded from MFFO because we believe that MFFO provides useful supplemental information by focusing on the changes in our operating fundamentals rather than on events not related to our core operations. However, the exclusion of impairments limits the usefulness of MFFO as a historical operating performance measure since an impairment indicates that the property’s operating performance has been permanently affected.
•	Organizational and offering expenses and acquisition expenses payable to our Advisor. Although these amounts reduce net income, we fund such costs with proceeds from our offering and acquisition-related indebtedness and do not consider these expenses in the evaluation of our operating performance and determining MFFO. Our calculation of MFFO set forth in the table below reflects such exclusions.

The calculation of FFO and MFFO may vary from entity to entity because capitalization and expense policies tend to vary from entity to entity. Consequently, our presentation of FFO and MFFO may not be comparable to other similarly titled measures presented by other non-traded REITs. FFO and MFFO have significant limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. FFO and MFFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance. FFO and MFFO does not represent cash generated from operating activities determined in accordance with GAAP and are not measures of liquidity and should be considered in conjunction with reported net income and cash flows from operations computed in accordance with GAAP, as presented in our consolidated financial statements.

Accordingly, we believe that FFO is helpful to our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year over year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which is not immediately apparent from net income. We believe that MFFO is helpful to investors, other interested parties and our management as a measure of operating performance because it excludes charges that management considers more reflective of investing activities or non-operating valuation changes. By providing FFO and MFFO, we present supplemental information that reflects how our management analyzes our long-term operating activities. We believe fluctuations in MFFO are indicative of changes in operating activities and provide comparability in evaluating our performance over time and as compared to other real estate companies that may not be affected by impairments or acquisition activities.

We believe that presenting FFO and MFFO is useful to and will benefit investors and other interested parties by (i) enhancing the ability of the financial community to analyze and compare our operating performance over time through the developing stages of our operations and among other non-traded REITs; (ii) enhance transparency and public confidence in the quality and consistency of our reported results; and (iii) provide standardized information for the evaluation by investors of our operating performance consistent with how our management, advisor and board of directors judge our operating performance and determine operating, financing and distribution policies.

Our calculation of FFO and MFFO may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.

Below is a reconciliation of net loss to FFO and MFFO for the periods indicated:

	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Period April 28, 2008 (date of inception) through December 31, 2008
Net loss	$(545,502)	$(95,537)	$(780,488)	$(248,368)	$—
FFO adjustments:
Depreciation and amortization of real estate assets	54,778	—	—	—	—
Equity in depreciation and amortization for unconsolidated affiliated real estate entities	126,214	—	389,051	—	—
FFO	(364,510)	(95,537)	(391,437)	(248,368)	—
MFFO adjustments:
Noncash adjustment:
Straight-line rent adjustment for unconsolidated affiliated real estate entities	(7,772)	—	(40,118)	—	—
Other adjustment:
Gain on sale of unconsolidated real estate entity	—	—	(181,259)	—	—
Acquisition costs expensed	378,568	—	302,942	—	—
MFFO	$6,286	$(95,537)	$(309,872)	$(248,368)	$—
Net loss	$(545,502)	$(95,537)	$(780,488)	$(248,368)	$—
Less: loss attributable to noncontrolling interests	1,605	10	45	42	—
Net loss applicable to company’s common shares	$(543,897)	$(95,527)	$(780,443)	$(248,326)	$—
Net loss per common share, basic and diluted	$(0.15)	$(0.06)	$(0.31)	$(0.98)	$—
FFO	$(364,510)	$(95,537)	$(391,437)	$(248,368)	$—
Less: FFO attributable to noncontrolling interests	(1,144)	10	26	42	—
FFO attributable to company’s common shares	$(365,654)	$(95,527)	$(391,411)	$(248,326)	$—
FFO per common share, basic and diluted	$(0.10)	$(0.06)	$(0.15)	$(0.98)	$—
MFFO	$6,286	$(95,537)	$(309,872)	$(248,368)	$—
Less: MFFO attributable to noncontrolling interests	(17,908)	10	20	—	—
MFFO attributable to company’s common shares	$(11,622)	$(95,527)	$(309,852)	$(248,368)	$—
Weighted average number of common shares outstanding, basic and diluted	3,598,484	1,639,055	2,539,994	254,632	—

The table below presents our cumulative distributions paid and cumulative FFO:

For the period April, 28, 2008 (date of inception) through March 31, 2011
FFO	$(1,004,316)
Distributions	$2,365,881

Sources of Distribution

On March 4, 2011, our Board of Directors declared the quarterly distributions for the three-month period ended March 31, 2011 in the amount of $0.00178082191 per share per day payable to stockholders of record on the close of business each day during the quarter, which was paid on April 15, 2011.

The amount of distributions paid to our stockholders in the future will be determined by our Board and is dependent on a number of factors, including funds available for payment of dividends, our financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code.

The following table provides a summary of the quarterly distributions declared for the periods indicated. We used proceeds from our offering of common stock to fund the cash portion of our distributions.

	Quarter ended March 31, 2011	Quarter ended March 31, 2010
Distribution period:	Q1 2011	Q1 2010
Date distribution declared	March 4, 2011	March 23, 2010
Date distribution paid	April 15, 2011	April 15, 2010
Distributions Paid	$289,765	$122,366
Distributions Reinvested	287,526	126,056
Total Distributions	$577,291	$248,422

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a mechanical calculation using amounts from our consolidated balance sheet, and is calculated as (1) total book value of our assets (2) minus total liabilities, (3) divided by the total number of shares of common stock outstanding. It assumes that the value of real estate, and real estate related assets and liabilities diminish predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated fair value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including commissions, dealer manager fees and other offering costs. As of March 31, 2011, our net tangible book value per share was $8.05. The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at March 31, 2011 was $10.00.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

New Accounting Pronouncements

See Note 2 to the Notes to Consolidated Financial Statements for further information of certain accounting standards that have been adopted during 2011 and certain accounting standards that we have not yet been required to implement and may be applicable to our future operations.

The Company has determined that all other recently issued accounting pronouncements will not have a material impact on its consolidated financial position, results of operations and cash flows, or do not apply to its operations.

Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, we expect that the primary market risk to which we will be exposed is interest rate risk.

We may be exposed to the effects of interest rate changes primarily as a result of borrowings used to maintain liquidity and fund the expansion and refinancing of our real estate investment portfolio and operations. Our interest rate risk management objectives will be to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs while taking into account variable interest rate risk. To achieve our objectives, we may borrow at fixed rates or variable rates. We may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. We will not enter into derivative or interest rate transactions for speculative purposes. As of March 31, 2011, we did not have any other swap or derivative agreements outstanding.

In addition to changes in interest rates, the value of our real estate will be subject to fluctuations based on changes in the real estate capital markets, market rental rates for office space, local, regional and national economic conditions and changes in the creditworthiness of tenants. In addition, the commercial real estate debt markets are currently experiencing volatility as a result of certain factors, including the tightening of underwriting standards by lenders and credit rating agencies. The volatility in the credit markets has resulted in a decrease in the availability of financing. When debt financing is available, lenders are demanding larger premiums. The continued decrease in the availability of debt financing and/or the continued increase in the cost of borrowing may reduce cash flows available for distributions.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

The “Plan of Distribution” section beginning on page 204 of the Prospectus is hereby replaced in its entirety with the following:

PLAN OF DISTRIBUTION

General

We are offering a maximum of 51,000,000 shares of our common stock to the public through ICON Securities (our “dealer manager”), a registered broker-dealer. The shares are being offered at a price of $10.00 per share. All of the shares are being sold through our dealer manager, a registered broker-dealer, on a best-efforts basis. A “best-efforts” basis means that neither the dealer manager nor the soliciting dealers are under any obligation to purchase any of the shares being offered. Therefore, no specified number of shares is guaranteed to be sold and no specified amount of money is guaranteed to be raised from this offering. Our dealer manager may also engage third party soliciting dealers in connection with this offering.

This offering commenced April 24, 2009. Our offering was originally set to expire on February 17, 2011. However, as permitted by Rule 415 of the Securities Act of 1933, as amended, or the Securities Act, on December 13, 2010, our Board of Directors approved an extension of our offering of up to 51,000,000 primary shares and up to 6,500,000 shares pursuant to our distribution reinvestment program until the earlier of the sale of all 57,500,000 shares or February 17, 2012. We reserve the right to reallocate the shares of common stock registered in this offering between the primary offering and the distribution reinvestment program. We may terminate this offering at any time.

Until we achieve the maximum offering, Lightstone SLP II LLC will purchase the subordinated profits interests of our Operating Partnership semiannually, at a cost of $100,000 per unit, the purchase price of which will be repaid only after stockholders receive a stated preferred return and their net investment. Lightstone SLP II LLC will be entitled to a portion of any regular distributions made by the operating partnership, but only after our stockholders receive a stated preferred return. Our sponsor has elected through March 31, 2011 and may in the future elect to purchase subordinated profits interests with cash or may contribute interests in real property of equivalent value. The proceeds received from the cash sale of subordinated profits interests, if any, will be used to pay dealer manager fees and selling commissions. If our sponsor elects to purchase subordinated profits interests with interests in real properties, a majority of our Board of Directors (including a majority of our independent directors) will determine the value of the interest based on an appraisal obtained by a qualified independent real estate appraiser concerning the underlying property. Any subordinated profits interests purchased with the sponsor’s interest in real property may have property level secured indebtedness to which our purchase may be subject. In determining the value of such interests, the Board of Directors will consider our individual and portfolio leverage limitations, the maturity date and interest rate of any such indebtedness and the current state of the real estate debt markets at the time of such purchase in determining the value of such property.

In order to fulfill our sponsor’s commitment as described above, on June 30, 2010 our sponsor elected to contribute a 26.25% equity interest in Brownmill in exchange for 25 subordinated profits interests with an aggregate value of approximately $2.5 million. On December 30, 2010, our sponsor elected to contribute an additional 8.163% equity interest in Brownmill in exchange for 8 subordinated profits interests with an aggregate value of approximately $0.8 million. As a result, we have an aggregate 34.413% equity interest in Brownmill LLC as of March 31, 2011. See “Investment Objectives and Strategies — Specific Investments” section appearing elsewhere in this prospectus.

Factors Used to Determine Offering Price

Our Board of Directors determined the offering price of the common stock and such price bears no relationship to any established criteria for valuing issued or outstanding shares. It determined the offering price of our shares of common stock based primarily on the range of offering prices of other REITs that do not have a public trading market. In addition, our Board of Directors set the offering price of our shares at $10, a round number, in order to facilitate calculations relating to the offering price of our shares. However, the offering price of our shares of common stock may not reflect the price at which the shares may trade if they were listed on an exchange or actively traded by brokers, or the proceeds that a stockholder may receive if we were liquidated or dissolved.

Dealer Manager

ICON Securities Corp., member FINRA/SIPC, is based in New York, New York and serves as the exclusive dealer manager for this offering. ICON Securities’ sales, operational and executive management teams have extensive experience in financial services and provide expertise in product distribution, marketing and educational initiatives aimed at the direct investment industry. ICON Securities’ parent, ICON Capital Corp., is a minority owner in both our advisor and Lightstone SLP II, LLC.

Subscription Process

We are offering up to 51,000,000 shares of our common stock to the public through the dealer manager and the soliciting dealers, as our agents. The agreement between our dealer manager and the soliciting dealers requires the soliciting dealers to make diligent inquiries of you in order to find out whether a purchase of our common stock is suitable and appropriate for you, and to transmit promptly to us the completed subscription documentation and any supporting documentation we may reasonably require. In addition, our sponsor, our dealer manager and the soliciting dealers, as our agents, must make every reasonable effort to determine that the purchase of our shares is a suitable and appropriate investment for an investor. In making this determination, the soliciting dealers will rely on relevant information provided by the investor, including information as to the investor’s age, investment objectives, investment experience, income, net worth, financial situation, other investments, and any other pertinent information.

The dealer manager or a soliciting dealer is also required to deliver to you a copy of our final prospectus and its appendices. We plan to make this prospectus and the appendices available electronically to the dealer manager and the soliciting dealers, as well as to provide them paper copies. As a result, if the dealer manager or a soliciting dealer chooses to, with your prior consent, it may provide you with the option of receiving this prospectus and the appendices electronically. In any case, however, you may always receive a paper copy upon request.

Our common stock is being sold as subscriptions for the common stock which are received and accepted by us. We have the unconditional right to accept or reject your subscription. Your subscription will be accepted or rejected within 10 business days after our receipt of a fully completed copy of the subscription agreement and payment for the number of shares of common stock subscribed for. If we accept your subscription, a confirmation will be mailed to you not more than three business days after our acceptance. No sale of our common stock may be completed until at least five business days after the date you receive our final prospectus as filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, and, if required by state regulatory authorities, a copy of our organizational documents. If for any reason your subscription is rejected, your funds and your subscription agreement will be returned to you, without interest (unless we reject your subscription because we fail to achieve the minimum offering) or deduction, within 10 business days after receipt.

Representations and Warranties in the Subscription Agreement

The subscription agreement requires you to make the following factual representations:

•	Your tax identification number set forth in the subscription agreement is accurate and you are not subject to backup withholding;
•	You received a copy of our final prospectus not less than five business days prior to signing the subscription agreement;
•	You meet the minimum income, net worth and any other applicable suitability standards established for you;
•	You are purchasing our common stock for your own account; and
•	You acknowledge that our common stock is illiquid.

Each of the above representations is included in the subscription agreement in order to help satisfy our responsibility, which our broker dealers will undertake as our agents, to make every reasonable effort to determine that the purchase of our common stock is a suitable and appropriate investment for you and that appropriate income tax reporting information is obtained. We will not sell any common stock to you unless you are able to make the above factual representations by executing the subscription agreement. You must separately sign or initial each representation made in the subscription agreement and, except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

By executing the subscription agreement, you will not be waiving any rights under federal or state law.

Determination of Your Suitability as an Investor

We, our dealer manager, each soliciting dealer and our sponsor will make reasonable efforts to determine that you satisfy the suitability standards set forth herein and that an investment in our common stock is an appropriate investment for you. The soliciting dealers must determine whether you can reasonably benefit from this investment. In making this determination, the soliciting dealers will consider whether:

•	you have the capability of understanding fundamental aspects of our business based on your employment experience, education, access to advice from qualified sources such as attorneys, accountants and tax advisors and prior experience with investments of a similar nature;
•	you have an apparent understanding of:
•	the fundamental risks and possible financial hazards of this type of investment;
•	the fact that the shares are illiquid;
•	the role of our advisor in directing or managing your investment in our company;
•	the tax consequences of your investment; and
•	you have the financial capability to invest in our common stock.

By executing the subscription agreement, each soliciting dealer acknowledges its determination that our common stock is a suitable and appropriate investment for you. Each soliciting dealer is required to represent and warrant that it has complied with all applicable laws in determining the suitability of our common stock as an investment for you, which each will do in its capacity as our agent. We and our affiliates will coordinate the processes and procedures used by the dealer manager and the soliciting dealers and, where necessary, implement additional reviews and procedures to determine that you meet the suitability standards set forth in this prospectus.

Compensation We Will Pay for the Sale of Our Shares

You will not be responsible for any commissions on any sales of shares under this offering. Our Operating Partnership will issue subordinated profits interests to Lightstone SLP II LLC, which is majority owned and controlled by our sponsor, in exchange for an amount equal to 10% of the gross offering proceeds raised in this offering. If we raise the maximum $510,000,000, we expect to pay a total of $51,000,000 in selling commissions and in dealer manager fees. Our sponsor may elect to purchase subordinated profits interests with either cash or contributions of interests in real property of equivalent value. We cannot currently determine the value of these subordinated profits interests, which depends upon results of operations, but the initial sale price of each such unit will be $100,000. With the proceeds from the cash sale of the subordinated profits interests, we will pay commissions to the soliciting dealers and the dealer manager fee to our dealer manager.

All dealer manager fees and selling commissions will be paid with the proceeds from the sale of subordinated profits interests to Lightstone SLP II LLC if our sponsor elects to purchase subordinated profits interests for cash. Lightstone SLP II LLC will purchase subordinated profits interests of our Operating Partnership at a cost of $100,000 per unit, the purchase price of which will be repaid only after stockholders receive a stated preferred return and their net investment. These subordinated profits interests will also entitle Lightstone SLP II LLC to a portion of any regular distributions made by the Operating Partnership, but only if our stockholders receive a 7% preferred return. Our sponsor may elect to contribute interests in real property in lieu of cash in exchange for subordinated profits interests. We will pay dealer manager fees and selling commissions with proceeds from this offering to the extent that our sponsor elects to contribute interests in real property in exchange for subordinated profits interests. In order to fulfill our sponsor’s commitment as described above, through March 31, 2011 our sponsor has elected to contribute an aggregate 34.413% equity interest in Brownmill in exchange for 33 subordinated profits interests with an aggregate value of approximately $3.3 million. See “Investment Objectives and Strategies — Specific Investments” section appearing elsewhere in this prospectus.

The subordinated profits interests entitle Lightstone SLP II LLC to certain distributions from our Operating Partnership. For a more detailed discussion of distribution apportionment, see “Operating Partnership Agreement — Subordinated Profits Interests.”

We will use the cash proceeds, if any, from the sale of subordinated profits interests to Lightstone SLP II LLC to pay all broker dealer fees and selling commissions. Accordingly, none of the payments described below will reduce the amount which we will invest to acquire property. Except for the special sales described later in this section, we will pay the dealer manager selling commissions of 7% on all of the shares of common stock sold. All of these selling commissions will be reallowed to soliciting dealers as compensation for their services in soliciting and obtaining subscriptions from you and other investors. Except for the special sales described later in this section, we will pay the dealer manager 3% of the gross offering proceeds in the form of a dealer manager fee as compensation for acting as the dealer manager and for expenses incurred in connection with marketing our shares, including participating in due diligence training seminars and educational conferences, and paying the employment costs of the dealer manager’s wholesalers. Out of its dealer manager fee, the dealer manager may pay salaries and commissions to its wholesalers of up to 3% of gross offering proceeds. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the shares. Generally, the dealer manager will not give any portion of the dealer manager fee to soliciting dealers unless they have a prescribed minimum annual sales volume of our common stock. Marketing and due diligence costs paid by the dealer manager on behalf of, or to, the soliciting dealers may be deducted from any portion of the dealer manager fee payable to the soliciting dealers.

Registered Investment Advisers and Bank Trust Departments

We will not pay any selling commissions in connection with the sale of shares to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. Investors may agree with their participating brokers to reduce the amount of selling commissions payable with respect to the sale of their shares down to zero (i) if the investor has engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or (ii) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. The net proceeds to us will not be affected by reducing the commissions payable in connection with such transaction. Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in our shares. In all events, the amount of the dealer manager fee and any services or other fee paid in connection with the sale of shares to investors whose contracts for investment advisor or related brokerage services include a fixed or wrap fee feature will not exceed 10% of the gross proceeds of the shares acquires by such investors.

Estimated Dealer Manager Compensation and Expenses

Set forth below is a table indicating the estimated dealer manager compensation and expenses that will be paid in connection with the offering.

	Per Unit Sold	Total Maximum
Selling commissions	$0.70	$35,700,000
Dealer manager fees	$0.30	$15,300,000
Total	$1.00	$51,000,000
	(before marketing and due diligence)

The dealer manager does not intend to be a market maker and so will not execute trades for selling stockholders.

Other Dealer Manager Commission Arrangements

No selling commissions or dealer manager fees are payable in connection with the purchase of shares under the distribution reinvestment program or the redemption of shares under the share repurchase program.

We will not pay selling commissions in connection with the following sales:

•	the sale of common stock to our employees, directors and associates and our affiliates, our advisor, affiliates of our advisor, the dealer manager or their respective officers and employees;
•	the sale of our common stock to one or more soliciting dealers and to their respective officers and employees and some of their respective affiliates who request and are entitled to purchase common stock net of selling commissions; and
•	the common stock credited to an investor as a result of a volume discount.

It is illegal for us to pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to such advisor to advise you to purchase our common stock; however, nothing herein will prohibit a registered broker-dealer or other properly licensed person from earning a sales commission in connection with a sale of the common stock.

We will provide, on an annual basis, a per-share estimated value of our common stock, the method by which we developed such value and the date of the data we used to estimate such value, in accordance with the rules of FINRA.

Volume Discounts

We will offer a reduced share purchase price to “single purchasers” on orders of more than $250,000 and selling commissions paid to participating broker-dealers will be reduced by the amount of the share purchase price discount. The share purchase price will be reduced for each incremental share purchased in the total volume ranges set forth in the table below. The reduced purchase price will not affect the amount we receive for investment.

For a “Single Purchaser”	Purchase Price per Share for Incremental Share in Volume Discount Range	Selling Commission per Share for Incremental Share in Volume Discount Range
$2,000 – $250,000	$10.00	$0.70
250,001 – 500,000	9.85	0.55
500,001 – 750,000	9.70	0.40
750,001 – 1,000,000	9.60	0.30
1,000,001 – 5,000,000	9.50	0.20

Any reduction in the amount of the selling commissions in respect of volume discounts received will be credited to the investor in the form of additional shares. Selling commissions will not be paid on any shares issued for a volume discount.

As an example, a single purchaser would receive 50,380 shares rather than 50,000 shares for an investment of $500,000 and the selling commission would be $31,250. The discount would be calculated as follows: On the first $250,000 of the investment there would be no discount and the purchaser would receive 25,000 shares at $10 per share. On the remaining $250,000, the per share price would be $9.85 and the purchaser would receive 25,380 shares.

Selling commissions for purchases of $5,000,000 or more may, in our sole discretion, be reduced to $0.20 per share or less. In the event of a sale of $5,000,000 or more, we will supplement this prospectus to include: (i) the aggregate amount of the sale, (ii) the price per share paid by the purchaser and (iii) a statement that other investors wishing to purchase at least the amount described in (i) will pay no more per share than the initial purchaser.

Orders may be combined for the purpose of determining the total commissions payable with respect to applications made by a “single purchaser,” so long as all the combined purchases are made through the same soliciting dealer. The amount of total commissions thus computed will be apportioned pro rata among the individual orders on the basis of the respective amounts of the orders being combined. As used herein, the term “single purchaser” will include:

•	any person or entity, or persons or entities, acquiring shares as joint purchasers;
•	all profit-sharing, pension and other retirement trusts maintained by a given corporation, partnership or other entity;
•	all funds and foundations maintained by a given corporation, partnership or other entity; and
•	all profit-sharing, pension and other retirement trusts and all funds or foundations over which a designated bank or other trustee, person or entity (except an investment advisor registered under the Investment Advisers Act of 1940) exercises discretionary authority with respect to an investment in our company.

In the event a single purchaser described in the last four categories above wishes to have its orders so combined, that purchaser will be required to request the treatment in writing, which request must set forth the basis for the discount and identify the orders to be combined. Any request will be subject to our verification that all of the orders were made by a single purchaser.

Orders also may be combined for the purpose of determining the commissions payable in the case of orders by any purchaser described in any category above who, subsequent to its initial purchase of shares, orders additional shares. In this event, the commission payable with respect to the subsequent purchase of shares will equal the commission per share which would have been payable in accordance with the commission schedule set forth above if all purchases had been made simultaneously.

Unless investors indicate that orders are to be combined and provide all other requested information, we cannot be held responsible for failing to combine orders properly.

Purchases by entities not required to pay U.S. federal income tax may only be combined with purchases by other entities not required to pay U.S. federal income tax for purposes of computing amounts invested if investment decisions are made by the same person. If the investment decisions are made by an independent investment advisor, that investment advisor may not have any direct or indirect beneficial interest in any of the entities not required to pay U.S. federal income tax whose purchases are sought to be combined. You must mark the “Additional Investment” space on the subscription agreement signature page in order for purchases to be combined. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space.

If the subscription agreements for the purchases to be combined are submitted at the same time, then the additional common stock to be credited to you as a result of such combined purchases will be credited on a pro rata basis. If the subscription agreements for the purchases to be combined are not submitted at the same time, then any additional common stock to be credited as a result of the combined purchases will be credited to the last component purchase, unless we are otherwise directed in writing at the time of the submission. However, the additional common stock to be credited to any entities not required to pay U.S. federal income tax whose purchases are combined for purposes of the volume discount will be credited only on a pro rata basis on the amount of the investment of each entity not required to pay U.S. federal income tax on their combined purchases.

California residents should be aware that volume discounts will not be available in connection with the sale of shares made to California residents to the extent such discounts do not comply with the provisions of Rule 260.140.51 adopted pursuant to the California Corporate Securities Law of 1968. Pursuant to this rule, volume discounts can be made available to California residents only in accordance with the following conditions:

•	there can be no variance in the net proceeds to us from the sale of the shares to different purchasers of the same offering;
•	all purchasers of the shares must be informed of the availability of quantity discounts;
•	the same volume discounts must be allowed to all purchasers of shares which are part of the offering;
•	the minimum amount of shares as to which volume discounts are allowed cannot be less than $10,000;
•	the variance in the price of the shares must result solely from a different range of commissions, and all discounts must be based on a uniform scale of commissions; and
•	no discounts are allowed to any group of purchasers.

Accordingly, volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels based on dollar volume of shares purchased, but no discounts are allowed to any group of purchasers, and no subscriptions may be aggregated as part of a combined order for purposes of determining the number of shares purchased.

Electronic Prospectus

An electronic prospectus is available on our Internet Web site, www.lightstonereit.com. We will not make shares available for sale on this Internet Web site. An investor can only purchase our shares through his, her or its broker-dealer who has entered into a soliciting dealers agreement with ICON Securities. Other than the prospectus in electronic format, the information on our Internet Web site is not part of this prospectus.

Indemnification

We have agreed to indemnify the dealer manager and the soliciting dealers against certain liabilities arising under the Securities Act of 1933, as amended, against any and all loss, liability, claim, damage and expense caused by any untrue statement or alleged untrue statement of a material fact contained in this prospectus (or any amendment or supplement thereto), or the omission or alleged omission of a material fact required to be stated or necessary to make the statements in this prospectus not misleading, subject to certain exceptions. We may advance expenses to any indemnified party for legal and other expenses and costs incurred as a result of any legal action for which indemnification is sought, subject to the satisfaction of certain conditions. We are not required to indemnify our dealer manager for violations of the federal or state securities laws unless our dealer manager is found successful on the merits, the claims against our dealer manager are dismissed with prejudice or a court approves a settlement of the claims and, in each case, the court approves indemnification of the litigation costs.

The following financial pages supplement, and should be read in connection with, the financial statements beginning on page F-1 of the Prospectus.

S-F-1

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31, 2011	December 31, 2010
	(Unaudited)
Assets
Investment property, at cost	$11,450,969	$—
Less accumulated depreciation	49,528	—
	11,401,441	—
Investments in unconsolidated affiliated real estate entities	5,014,275	3,134,850
Cash and cash equivalents	5,033,328	18,177,250
Restricted escrow	1,056,219	1,053,287
Mortgage loan receivable, net	7,029,439	7,088,864
Prepaid expenses and other assets	1,389,745	80,993
Total Assets	$30,924,447	$29,535,244
Liabilities and Stockholders’ Equity
Accounts payable and other accrued expenses	$726,269	$688,022
Due to sponsor	53,127	83,744
Distributions payable	576,363	543,357
Total liabilities	1,355,759	1,315,123
Commitments and contingencies (Note 10)
Stockholders’ Equity:
Company’s stockholders’ equity:
Preferred shares, $0.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized, 3,673,011 and 3,467,148 shares issued and outstanding in 2011 and 2010, respectively	36,730	34,671
Additional paid-in-capital	29,722,218	28,067,078
Subscription receivable	(206,858)	(366,052)
Accumulated distributions in excess of net loss	(3,938,547)	(2,817,359)
Total Company stockholder’s equity	25,613,543	24,918,338
Noncontrolling interests	3,955,145	3,301,783
Total Stockholders’ Equity	29,568,688	28,220,121
Total Liabilities and Stockholders’ Equity	$30,924,447	$29,535,244

The accompanying notes are an integral part of these consolidated financial statements.

S-F-2

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended March 31,
	2011	2010
Rental revenue	$693,829	$—
Expenses:
Property operating expenses	311,627	—
Real estate taxes	26,185	—
General and administrative costs	710,054	151,252
Depreciation and amortization	54,778	—
Total operating expenses	1,102,644	151,252
Operating loss	(408,815)	(151,252)
Other income	4,593	—
Interest income	9,151	55,715
Loss from investments in unconsolidated affiliated real estate entities	(150,431)	—
Net loss	(545,502)	(95,537)
Less: net loss attributable to noncontrolling interests	1,605	10
Net loss attributable to Company’s common shares	$(543,897)	$(95,527)
Net loss per Company’s common share, basic and diluted	$(0.15)	$(0.06)
Weighted average number of common shares outstanding, basic and diluted	3,598,484	1,639,055

The accompanying notes are an integral part of these consolidated financial statements.

S-F-3

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
(UNAUDITED)

	Common Shares		Additional Paid-In Capital	Subscription Receivable	Accumulated Distributions in Excess of Net Loss	Total Company Stockholders’ Equity	Total Noncontrolling Interests	Total Equity
	Common Shares	Amount
BALANCE, December 31, 2010	3,467,148	$34,671	$28,067,078	$(366,052)	$(2,817,359)	$24,918,338	$3,301,783	$28,220,121
Comprehensive loss:
Net loss	—	—	—	—	(543,897)	(543,897)	(1,605)	(545,502)
Total comprehensive loss	—	—	—	—	(543,897)	(543,897)	(1,605)	(545,502)
Distributions declared	—	—	—	—	(577,291)	(577,291)	—	(577,291)
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(33)	(33)
Contribution by noncontrolling interest	—	—	—	—	—	—	655,000	655,000
Proceeds from offering	208,966	2,090	2,080,728	159,194	—	2,242,012	—	2,242,012
Selling commissions and dealer manager fees	—	—	(178,888)	—	—	(178,888)	—	(178,888)
Other offering costs	—	—	(232,852)	—	—	(232,852)	—	(232,852)
Redemption and cancellation of shares	(31,192)	(312)	(280,416)	—	—	(280,728)	—	(280,728)
Shares issued from distribution reinvestment program	28,089	281	266,568	—	—	266,849	—	266,849
BALANCE, March 31, 2011	3,673,011	$36,730	$29,722,218	$(206,858)	$(3,938,547)	$25,613,543	$3,955,145	$29,568,688

The accompanying notes are an integral part of these consolidated financial statements.

S-F-4

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Three Months Ended March 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(545,502)	$(95,537)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss from investments in unconsolidated real estate entities	150,431	—
Depreciation and amortization	54,778	—
Changes in assets and liabilities:
Decrease in restricted escrow	212,617	—
Increase in prepaid expenses and other assets	(558,120)	(163,072)
Decrease in accounts payable and other accrued expenses	(215,150)	(105,107)
(Decrease)/increase in due to sponsor	(30,617)	7,322
Net cash used in operating activities	(931,563)	(356,394)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment property, net	(12,206,852)	—
Purchase of investments in unconsolidated affiliated real estate entities	(2,029,856)	—
Collections on mortgage loan receivable	59,425	—
Net cash used in investing activities	(14,177,283)	—
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase)/decrease due from sponsor	—	102,296
Proceeds from issuance of common stock	2,242,012	7,012,794
Payment of commissions and offering costs	(373,891)	(2,635,842)
Contribution of non-controlling interests	655,000
Redemption and cancellation of common shares	(280,728)	—
Distributions to noncontrolling interests	(33)	(32)
Distributions to common stockholders	(277,436)	(84,159)
Net cash provided by financing activities	1,964,924	4,395,057
Net change in cash and cash equivalents	(13,143,922)	4,038,663
Cash and cash equivalents, beginning of period	18,177,250	8,596,008
Cash and cash equivalents, end of period	$5,033,328	$12,634,671
Supplemental disclosure of cash flow information:
Distributions declared	$577,291	$248,425
Value of shares issued from distribution reinvestment program	$266,849	$73,018
Commissions and other offering costs accrued but not paid	$161,024	$1,047,333
Subscription receivable	$(159,194)	$483,245

The accompanying notes are an integral part of these consolidated financial statements.

S-F-5

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
Notes to Consolidated Finaicial Statements
(Unaudited)

1.  Organization

Lightstone Value Plus Real Estate Investment Trust II, Inc., a Maryland corporation (the “Company”) was formed on April 28, 2008. The Company was formed primarily for the purpose of engaging in the business of investing in and owning commercial and residential real estate properties located throughout North America, as well as real estate-related securities, such as collateralized debt obligations, commercial mortgage-backed securities and mortgage and mezzanine loans secured, directly or indirectly, by the same types of properties which it may acquire directly.

The Company is structured as an umbrella partnership real estate investment trust, or UPREIT, and substantially all of the Company’s current and future business is and will be conducted through Lightstone Value Plus REIT II LP, a Delaware limited partnership formed on April 30, 2008 (the “Operating Partnership”).

The Company is offering to sell a maximum of 51,000,000 shares of common stock, at a price of $10 per share (exclusive of 6.5 million shares available pursuant to the Company’s distribution reinvestment plan, 75,000 shares that are reserved for issuance under the Company’s stock option plan and 255,000 shares reserved for issuance under the Company’s Employee and Director Incentive Restricted Share Plan). The Company’s Registration Statement on Form S-11 (the “Registration Statement”) was declared effective under the Securities Act of 1933 on February 17, 2009, and on April 24, 2009 the Company commenced its initial public offering of common stock. The initial public offering was originally set to expire on February 17, 2011. However, as permitted under Rule 415 of the Securities Act of 1933, on December 13, 2010, the Company’s Board of Directors approved an extension of the offering of up to 51,000,000 primary shares and up to 6,500,000 shares pursuant to our distribution reinvestment program until the earlier of (i) the sale of all 57,500,000 shares or (ii) February 17, 2012. The Company also reserves the right to reallocate the shares of common stock registered in its offering between the primary offering and the distribution reinvestment program.

Lightstone Securities, LLC (the “Dealer Manager”), an affiliate of The Lightstone Group (the “Sponsor”), is serving as the dealer manager of the Company’s primary offering. On November 12, 2010, the Company and the Dealer Manager, entered into a wholesaling agreement with ICON Securities Corp. (“ICON Securities”) pursuant to which ICON Securities will serve as the Company’s wholesaler. In addition, the Dealer Manager has agreed to assign to ICON Securities the Dealer Management Agreement between the Company and the Dealer Manager at such time as ICON Securities receives a no objections letter for the Financial Industry Regulatory Authority, Inc., or FINRA.

Our Sponsor and ICON Capital Corp. (“ICON Capital”), an affiliate of ICON Securities, have entered into a joint venture with respect to our management. Pursuant to the joint venture, ICON Capital has been admitted as a member to Lightstone Value Plus REIT II, LLC (the “Advisor”), the advisor to the Company, and Lightstone SLP II LLC, the holder of the subordinated profits interests in the Operating Partnership, which is majority owned by the Sponsor.

The Company issued 20,000 shares to the Advisor on May 20, 2008, for $10 per share. In addition, as of September 30, 2009, the Company had reached its minimum offering by receiving subscriptions of its common shares, representing gross offering proceeds of approximately $6.5 million, and effective October 1, 2009 investors were admitted as stockholders and the Operating Partnership commenced operations. Through March 31, 2011, cumulative gross offering proceeds of $35.9 million were released to the Company. The Company invested the proceeds from this sale and proceeds from the Advisor in the Operating Partnership, and as a result, held a 99.99% general partnership interest at March 31, 2011 in the Operating Partnership’s common units.

S-F-6

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
Notes to Consolidated Finaicial Statements
(Unaudited)

1.  Organization  – (continued)

Noncontrolling Interest — Partners of Operating Partnership

On May 20, 2008, the Advisor contributed $2,000 to the Operating Partnership in exchange for 200 limited partner units in the Operating Partnership. The limited partner has the right to convert operating partnership units into cash or, at the option of the Company, an equal number of common shares of the Company, as allowed by the limited partnership agreement.

Lightstone SLP II LLC, which is majority owned and controlled by our Sponsor will purchase subordinated general partner participation units (“subordinated profits interests”) in the Operating Partnership at a cost of $100,000 per unit for each $1,000,000 in subscriptions up to ten percent of our primary offering proceeds on a semi-annual basis. Lightstone SLP II LLC may elect to purchase the subordinated profits interests with either cash or an interest in real property of equivalent value. The proceeds received from the cash sale of the subordinated profits interests, if any, will be used to offset payments made by the Company from offering proceeds to pay the dealer manager fees, selling commissions and other offering costs. In order to fulfill its commitment to purchase subordinated profits interests during 2010, on June 30, 2010 and December 29, 2010, Lightstone SLP II LLC purchased 25 and 8 subordinated profits interests, respectively, valued at $2.5 million and $0.8 million, respectively, by contributing a 26.25% interest and an 8.163% interest in Brownmill LLC (see Note 3 for further discussion regarding Brownmill LLC).

2.  Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and the Operating Partnership and its subsidiaries (over which the Company exercises financial and operating control). As of March 31, 2011, the Company had a 99.99% general partnership interest in the common units of the Operating Partnership. All inter-company balances and transactions have been eliminated in consolidation.

The accompanying unaudited interim consolidated financial statements and related notes should be read in conjunction with the audited Consolidated Financial Statements of the Company and related notes as contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) and accruals necessary in the judgment of management for a fair statement of the results for the periods presented. The accompanying unaudited consolidated financial statements of Lightstone Value Plus Real Estate Investment Trust II, Inc. and its Subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 8-03 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

The unaudited consolidated statements of operations for interim periods are not necessarily indicative of results for the full year or any other period.

New Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued guidance requiring disclosure of pro forma information for business combinations that occurred in the current reporting period. The required disclosures include pro forma revenue and earnings of the combined entity as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the comparable prior annual reporting period. The guidance is effective prospectively for business combinations in which the acquisition date is on or after the first day of the annual period beginning on or after December 15, 2010. The adoption of this guidance had no impact on the consolidated financial statements but could result in the Company providing additional annual pro forma disclosures for significant business combinations that occur subsequent to December 31, 2010, if applicable.

S-F-7

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
Notes to Consolidated Finaicial Statements
(Unaudited)

2.  Summary of Significant Accounting Policies  – (continued)

The Company has determined that all other recently issued accounting pronouncements will not have a material impact on its consolidated financial position, results of operations and cash flows, or do not apply to its operations.

3.  Investments in Unconsolidated Affiliated Real Estate Entities

The entities listed below are partially owned by the Company. The Company accounts for these investments under the equity method of accounting as the Company exercises significant influence, but does not control these entities. A summary of the Company’s investments in unconsolidated affiliated real estate entities is as follows:

Real Estate Entity	Date of Ownership	Ownership %	As of
			March 31, 2011	December 31, 2010
Brownmill LLC (“Brownmill”)	Various 2010	34.413%	$3,096,259	$3,134,850
LVP CP Boston, LLC (“CP Boston Joint Venture”)	March 21, 2011	20.000%	$1,918,016	$—
Total investments in unconsolidated affiliated real estate entities			$5,014,275	$3,134,850

Brownmill

On June 30, 2010 and December 29, 2010, our Sponsor contributed to our Operating Partnership a 26.25% membership and an 8.163% membership interest, respectively, in Brownmill in order to satisfy its obligation to purchase subordinated profit interests effective as of April 1, 2010 and October 1, 2010, respectively. Our 34.413% aggregate interest in Brownmill is a non-managing interest. An affiliate of our Sponsor is the majority owner and manager of Brownmill. Profit and cash distributions are allocated in accordance with each investor’s ownership percentage. We account for our on investment in Brownmill in accordance with the equity method of accounting. The Company commenced allocating its portion of profit and cash distributions (i) beginning as of April 1, 2010 with respect to the initial membership interest of 26.25% and (ii) beginning October 1, 2010 with respect to the additional membership interest of 8.163%.

Because the Company recorded its investment in Brownmill in accordance with the equity method of accounting, its portion of Brownmill’s total indebtedness is not included in the investment. In connection with the contributions of the interests in Brownmill, the Company did not incur any transactions fees. The capitalization rate for the Brownmill contributions during 2010 was 7.3%. We calculate the capitalization rate for real property by dividing the net operating income of the property by the purchase price of the property, excluding costs. For purposes of this calculation, net operating income is determined using the projected or budgeted net operating income of the property based upon then-current projections. Additionally, net operating income is all gross revenues from the property less all operating expenses, including property taxes and management fees but excluding depreciation and amortization.

Brownmill Financial Information

The Company’s carrying value of its interest in Brownmill differs from its share of member’s equity reported in the condensed balance sheet of Brownmill due to the Company’s basis of its investment in excess of the historical net book value of Brownmill. The Company’s additional basis allocated to depreciable assets is being recognized on a straight-line basis over the lives of the appropriate assets.

S-F-8

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
Notes to Consolidated Finaicial Statements
(Unaudited)

3.  Investments in Unconsolidated Affiliated Real Estate Entities  – (continued)

The following table represents the unaudited condensed income statement for Brownmill for the period indicated:

Three Months Ended March 31, 2011
Revenue	$1,014,885
Property operating expenses	458,705
Depreciation and amortization	184,483
Operating income	371,697
Interest expense and other, net	(294,237)
Net income	$77,460
Company’s share of net income	$26,656
Additional depreciation and amortization expense(1)	(65,247)
Company’s loss from investment	$(38,591)

(1)	Additional depreciation and amortization expense relates to the amortization of the difference between the cost of our investment in Brownmill and the amount of the underlying equity in net assets of Brownmill.

The following table represents the condensed balance sheet for Brownmill:

	As of March 31, 2011	As of December 31, 2010
	(unaudited)
Real estate, at cost (net)	$17,824,172	$17,996,589
Cash and restricted cash	568,851	559,053
Other assets	1,762,332	1,814,612
Total assets	$20,155,355	$20,370,254
Mortgage payable	$21,895,771	$22,000,524
Other liabilities	645,522	833,128
Members’ deficiency	(2,385,938)	(2,463,398)
Total liabilities and members’ deficiency	$20,155,355	$20,370,254

CP Boston Joint Venture

On February 17, 2011, the Company’s Sponsor and Advisor, the Lightstone Group (the “Buyer”), made a successful auction bid to acquire a 366-room, eight-story, full-service hotel (the “Hotel”) and a 65,000 square foot water park (the “Water Park”), collectively, the “CP Boston Property”, located at 50 Ferncroft Road, Danvers, Massachusetts (part of the Boston “Metropolitan Statistical Area”) from WPH Boston, LLC (the “Seller”) for an aggregate purchase price of approximately $10.1 million, excluding closing and other related transaction costs. Pursuant to the terms of the Agreement of Purchase and Sale and Joint Escrow Instructions (the “PSA”) dated February 17, 2011, between the Buyer and the Seller, the Buyer made an earnest money deposit of approximately $1.0 million on February 18, 2011 representing 10% of the aggregate purchase price.

On March 4, 2011, the Buyer offered the Company and its other sponsored public program, the Lightstone Value Plus Real Estate Investment Trust, Inc. (“Lightstone REIT I”), through their respective operating partnerships, the opportunity to purchase, at cost, joint venture ownership interests in LVP CP Boston Holdings, LLC (“the CP Boston Joint Venture”) which will acquire the CP Boston Property through LVP CP Boston, LLC (“LVP CP Boston”), a wholly owned subsidiary, subject to the Buyer obtaining the Seller’s consent

S-F-9

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
Notes to Consolidated Finaicial Statements
(Unaudited)

3.  Investments in Unconsolidated Affiliated Real Estate Entities  – (continued)

which was obtained on March 21, 2011. The Company’s Board of Directors and Lightstone REIT I’s Board of Directors approved 20% and 80% participations, respectively, in the CP Boston Joint Venture.

On March 21, 2011, the CP Boston Joint Venture closed on the acquisition of the CP Boston Property and the Company’s share of the aggregate purchase price was approximately $2.0 million. Additionally, in connection with the acquisition, the Company’s Advisor received an acquisition fee equal to 0.95% of the acquisition price, or approximately $19,000. The Company’s portion of the acquisition was funded with cash proceeds from the sale of its common stock.

The CP Boston Joint Venture established a taxable subsidiary, LVP CP Boston Holding Corp., which has entered into an operating lease agreement for the CP Boston Property. At closing, LVP CP Boston Holding Corp. also entered into an interim management agreement with Sage Client 289, LLC, an unrelated third party, for the management of the Hotel and the Water Park.

The CP Boston Property was purchased “as is” and it is currently expected that approximately $10.0 million (of which approximately $2.0 million is the Company’s proportionate share) of additional renovations and improvements will be funded proportionately by the owners of CP Boston Joint Venture subsequent to the acquisition. Management of the Company believes the CP Boston Property is adequately insured.

The Seller was not affiliated with the Company or its affiliates.

The capitalization rate for the acquisition of the CP Boston Property during 2011 was 9.0%. We calculate the capitalization rate for real property by dividing the net operating income of the property by the purchase price of the property, excluding costs. For purposes of this calculation, net operating income is determined using the projected or budgeted net operating income of the property based upon then-current projections. Additionally, net operating income is all gross revenues from the property less all operating expenses, including property taxes and management fees but excluding depreciation and amortization.

Our interest in the CP Boston Joint Venture is a non-managing interest. All distributions from the CP Boston Joint Venture will be made on a pro rata basis in proportion to each member’s equity interest percentage. We account for our ownership interest in the CP Boston Joint Venture in accordance with the equity method of accounting. We commenced allocating our portion of profit and cash distributions beginning as of March 21, 2010 with respect to our membership interest of 20%.

CP Boston Joint Venture Financial Information

The following table represents the unaudited condensed income statement for the CP Boston Joint Venture for the period indicated (based on a preliminary estimate of the purchase price allocation):

March 21, 2011 through March 31, 2011
Revenue	$340,266
Property operating expenses	899,511
Operating income	(559,245)
Other, net	44
Net loss	$(559,201)
Company’s share of net loss	$(111,840)

S-F-10

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
Notes to Consolidated Finaicial Statements
(Unaudited)

3.  Investments in Unconsolidated Affiliated Real Estate Entities  – (continued)

The following table represents the unaudited condensed balance sheet for CP Boston Joint Venture (based on a preliminary estimate of the purchase price allocation):

As of March 31, 2011
Real estate, at cost (net)	$6,577,350
Intangible assets	1,508,065
Cash and restricted cash	779,054
Other assets	2,801,026
Total assets	$11,665,495
Accounts payable and accrued expenses	$1,681,143
Other liabilities	489,783
Members’ Capital	9,494,569
Total liabilities and members’ deficiency	$11,665,495

4.  Investment Property

All of the Company’s investment property resulted from the TownePlace Suites Hotel acquisition on January 19, 2011. The Company had no investment property as of December 31, 2010. Investment property consists of the following:

As of March 31, 2011
Land	$2,142,493
Buildings and improvements	8,775,143
Total land, buildings and improvements	10,917,636
Furniture, fixtures and equipment	533,333
Investment property at cost	11,450,969
Less – Accumulated depreciations	49,528
Investment property at cost, net	$11,401,441
Construction in progress included above	$156,852

5.  Acquisition of a TownePlace Suites Hotel

On January 19, 2011, the Company, through LVP Metairie JV, LLC (“LVP Metairie JV”), a joint venture subsidiary of our Operating Partnership, completed the acquisition of a 95% ownership interest in a four-story, limited service extended-stay hotel located in Harahan, Louisiana (“TownePlace Suites Hotel”) from Citrus Suites, LLC (the “Seller”). The remaining 5% ownership interest was acquired by TPS Metairie, LLC, an unrelated third party. During the three months ended March 31, 2011, TPS Metairie contributed $0.7 million to LVP Metairie JV. The TownePlace Suites Hotel, which has immediate access to the New Orleans Airport, will operate as a “TownePlace Suites” pursuant to a Relicensing Franchise Agreement (“Franchise Agreement”) with Marriott International, Inc. (“Marriott”). The Seller is not affiliated with the Company or its subsidiaries.

The aggregate purchase price for the TownePlace Suites Hotel was approximately $12.2 million, inclusive of closing and other transaction-related costs. Additionally, in connection with the acquisition, the Company’s advisor received an acquisition fee of $0.1 million which was equal to 0.95% of the Company’s proportionate share of the total contract price of $12.0 million which equaled $11.4 million. The acquisition was funded with cash proceeds from the sale of the Company’s common stock.

S-F-11

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
Notes to Consolidated Finaicial Statements
(Unaudited)

5.  Acquisition of a TownePlace Suites Hotel  – (continued)

The Company has established a taxable REIT subsidiary, LVP Metairie Holding Corp. (“LVP Metairie Holding”), which has entered into an operating lease agreement for the TownePlace Suites Hotel. LVP Metairie Holding has also entered into management agreement (the “TownePlace Suites Management Agreement”) with Trans Inns Management, Inc., an unrelated third party, for the management of the TownePlace Suites Hotel, and the Franchise Agreement with Marriott. The Towne Place Suites Management Agreement, which has an initial term of one-year commencing on January 19, 2011, provides for (i) monthly base management fees equal to 3% of gross revenues, as defined and (ii) certain incentive fees. The TownePlace Suites Management Agreement provides for nine additional one-year extensions and may be terminated by either party with no less than 90-days written notice, by either party, in advance of the anniversary date.

The capitalization rate for the acquisition of the TownePlace Suites during 2011 was 10.7%. We calculate the capitalization rate for real property by dividing the net operating income of the property by the purchase price of the property, excluding costs. For purposes of this calculation, net operating income is determined using the projected or budgeted net operating income of the property based upon then-current projections. Additionally, net operating income is all gross revenues from the property less all operating expenses, including property taxes and management fees but excluding depreciation and amortization.

The Company’s interest in TownePlace Suites is a managing interest. Generally, quarterly distributions from TownePlace Suites will be made, beginning on May 10, 2011, (i) initially, to the Company and TPS Metairie, LLC on a pro rata basis in proportion to each member’s equity interest percentage until an annualized preferred return of 12% is achieved on their invested capital and (ii) thereafter, 85% to the Company and TPS Metairie, LLC pro rata in accordance with their respective ownership interest and 15% to the Sherman Family Trust, a third party related to TPS Metairie, LLC but not related to the Company. Beginning on January 19, 2011, we have consolidated the operating results and financial condition of TownePlace Suites and accounted for the ownership interest of TPS Metairie, LLC and any allocations of earnings and distributions to the Sherman Family Trust as noncontrolling interests.

The acquisition was accounted for under the purchase method of accounting with the Company treated as the acquiring entity. Accordingly, the consideration paid by the Company to complete the acquisition has been allocated to the assets acquired based upon their fair values as of the date of the acquisition. The allocation of purchase price is based upon certain preliminary valuations and other analyses that have not been completed as of the date of this filing. Any changes in the estimated fair values of the net assets recorded for these acquisitions prior to the finalization of more detailed analyses will change the allocation of the purchase price. As such, the purchase price allocations for this transaction are preliminary estimates, which are subject to change within the measurement period. Any subsequent changes to the purchase price allocations that are material will be adjusted retroactively. There was no contingent consideration related to this acquisition.

Approximately $2.2 million was allocated to land, $8.6 million was allocated to building and improvements, $0.5 million was allocated to furniture and fixtures and $0.7 million was allocated to finite lived intangibles with a life of 25 years. The finite lived intangibles are included in prepaid expenses and other assets on the consolidated balance sheets. Amortization expense for the finite lived intangibles was approximately $5,000 for the quarter ended March 31, 2011. Based solely on the finite lived intangibles acquired from the TownePlace Suites Hotel acquisition, amortization expense is estimated to be approximately $21,000 for the remainder of 2011 and approximately $28,000 per year for each year for the next five years.

For the three months ended March 31, 2011 approximately $0.7 million of revenue and a net loss of approximately $30,000 are included in net loss on the Company’s consolidated statements of operations from the TownePlace Suites Hotel since the date of acquisition.

S-F-12

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
Notes to Consolidated Finaicial Statements
(Unaudited)

5.  Acquisition of a TownePlace Suites Hotel  – (continued)

The following table provides unaudited pro forma results of operations for the periods indicated, as if TownePlace Suites had been acquired at the beginning of each period presented. Such pro forma results are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor are they indicative of the future operating results of the combined company.

	For the Three Months Ended March 31,
	2011	2010
Pro forma net revenue	$879,502	$804,902
Pro forma net loss	$(691,495)	$(65,161)
Pro forma earnings per share	$(0.19)	$(0.02)

6.  Option Agreement to Acquire an Interest in Festival Bay Mall

On December 8, 2010, FB Orlando Acquisition Company, LLC (the “Owner”), a previously wholly owned entity of David Lichtenstein (“Lichtenstein”), who does business as the Lightstone Group and is the sponsor of the Company, acquired Festival Bay Mall (the “Property”) for cash consideration of approximately $25.0 million (the “Contract Price”) from BT Orlando LP, an unrelated third party seller. Ownership of the Owner will be transferred to the A.S. Holdings LLC (“A.S. Holdings”), a wholly-owned entity of Lichtenstein, on or about June 4, 2011 (the “Transfer Date”) pursuant to the terms of a transfer and exchange agreement between various entities, including a qualified intermediary.

On March 4, 2011, the Company, through its Operating Partnership, entered into an agreement with A.S. Holdings, providing the Operating Partnership an option to acquire a membership interest of up to 10% in A.S. Holdings. The option is exercisable in whole or in part, up to two times, by the Operating Partnership at any time, but in no event later than June 30, 2012. Although the option may be exercised immediately, if it is exercised in whole or in part before the Transfer Date, the closing on the acquisition of the applicable membership interests in A.S. Holdings will occur within 10 business days after the Transfer Date. The Company has not exercised its option, in whole or in part, as of the date of this filing. There can be no assurance that the Company will elect to exercise its option, in whole or in part, to purchase up to a 10% ownership interest in Festival Bay Mall.

The Property, which opened in 2003, consists of an approximately 751,000 square foot enclosed mall situated on 139 acres of land located at 5250 International Drive in Orlando close to the convergence of I-4 and the Florida Turnpike. The Property was built as a hybrid retail center with entertainment, destination retail and traditional in-line mall tenants. Concurrent with the closing of the acquisition, management of the Property was assumed by Paragon Retail Property Management LLC (“Paragon”), an affiliate of the Company’s sponsor. Paragon is currently evaluating redevelopment opportunities for the Property.

7.  Selling Commission, Dealer Manager Fees and Other Offering Costs

Selling commissions and dealer manager fees are paid to the Dealer Manager, pursuant to various agreements, and other third-party offering expenses such as registration fees, due diligence fees, marketing costs, and professional fees are accounted for as a reduction against additional paid-in capital (“APIC”) as costs are incurred. Any organizational costs are accounted for as general and administrative costs. For the three months ended March 31, 2011 and 2010, the Company incurred approximately $0.2 million and $0.6 million, respectively, in selling commissions and dealer manager fees and $0.2 million and $0.4 million, respectively, of other offering costs. Since commencement of its initial public offering through March 31, 2011, the Company has incurred approximately $3.2 million in selling commissions and dealer manager fees and $3.7 million of other offering costs.

S-F-13

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
Notes to Consolidated Finaicial Statements
(Unaudited)

8.  Subscription Receivable

As of March 31, 2011 and December 31, 2010, the Company recorded a subscription receivable of $0.2 million and $0.4 million, respectively, as a reduction in the Company’s equity on the consolidated balance sheets. The subscription receivable relates to shares issued to the Company’s shareholders for which the proceeds have not yet been received by the Company solely due to a fact of timing of transfers from the escrow agent holding the funds.

9.  Related Party Transactions

In addition to certain related party payments made to the Dealer Manager (see Note 6), the Company also has agreements with the Advisor and Lightstone Value Plus REIT Management LLC (the “Property Manager”) to pay certain fees in exchange for services performed by these entities and other affiliated entities. The Company’s ability to secure financing and subsequent real estate operations are dependent upon its Advisor, Property Manager and their affiliates to perform such services as provided in these agreements.

The following table represents the fees incurred associated with the payments to the Company’s Advisor and Property Manager for the periods indicated:

	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010
Acquisition fees	$127,402	$—
Asset management fees	58,839	4,014
Total	$186,241	$4,014

At both March 31, 2011 and December 31, 2010, $0.1 million was due to our Sponsor for unpaid asset management fees. As of March 31, 2011, the Company owns a 34.413% membership interest in Brownmill and a 20% interest in the CP Boston Joint Venture. Affiliates of the Company’s Sponsor are the majority owners and managers of Brownmill and the CP Boston Joint Venture.

10.  Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values because of the short maturity of these instruments. The carrying amount of the mortgage loan receivable approximates the fair value based upon current market information that would have been used by a market participant to estimate the fair value of such loan.

11.  Commitments and Contingencies

Legal Proceedings

From time to time in the ordinary course of business, the Company may become subject to legal proceedings, claims or disputes. As of the date hereof, we are not a party to any material pending legal proceedings.

12.  Subsequent Events

Distribution Payment

On April 15, 2011, the distribution for the three-month period ending March 31, 2011 was paid in full using a combination of cash (approximately $0.3 million) and 30,266 shares (approximately $0.3 million) of the Company’s common stock issued pursuant to the Company’s DRIP, at a discounted price of $9.50 per share. We used proceeds from our offering of common stock to fund the cash portion of our distributions.

Distribution Declaration

On May 13, 2011, our Board of Directors declared a distribution for the three-month period ending June 30, 2011. The distribution will be calculated based on shareholders of record each day during this three-month period at a rate of $0.00178082191 per day, and will equal a daily amount that, if paid each day for a

S-F-14

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES
Notes to Consolidated Finaicial Statements
(Unaudited)

12.  Subsequent Events  – (continued)

365-day period, would equal a 6.5% annualized rate based on a share price of $10.00. The distribution will be paid in cash on July 15, 2011 to shareholders of record as of June 30, 2011. The shareholders have an option to elect the receipt of shares under our distributions reinvestment program.

Participation in a Joint Venture Acquisition of a Second Mortgage Loan

On April 12, 2011, LVP Rego Park, LLC, a joint venture in which the Company and Lightstone REIT I have 10% and 90%, ownership interests, respectively, acquired a $19.5 million, nonrecourse second mortgage note (the “Second Mortgage Loan”) for approximately $15.1 million from Kelmar Company, LLC (the “Seller”), an unaffiliated third party. The purchase price reflects a discount of approximately $4.4 million to the outstanding principal balance. The Company’s share of the aggregate purchase price was approximately $1.5 million. Additionally, in connection with the purchase, the Company’s Advisor received an acquisition fee equal to 0.95% of its portion of the acquisition price, or approximately $14,000. The Company’s portion of the acquisition was funded with cash.

The Second Mortgage Loan was originated by the Seller in May 2008 with an original principal balance of $19.5 million, is due May 30. 2013 and is collateralized by a 417 unit apartment complex located in Queens, New York. The Second Mortgage Loan bears an interest at a fixed rate of 5.0% per annum with monthly interest only payments of approximately $0.1 million through maturity. The Second Mortgage Loan is current with respect to debt service payments. It is expected that the aforementioned discount will be amortized using the effective interest rate method through maturity.

S-F-15